As filed with the Securities and Exchange Commission on August 10, 1998.
                                                      Registration No. 333-_____
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            MIDLAND ENTERPRISES INC.
             (Exact name of registrant as specified in its charter)


           Delaware                                          04-2284434
 (State or other jurisdiction                             (I.R.S. Employer
incorporation or organization)                          Identification No.)
             300 Pike Street, Cincinnati, Ohio 45202 (513) 721-4000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  Robert Faillo
                      Vice President, Finance and Treasurer
                                 300 Pike Street
                              Cincinnati, OH 45202
                      (513) 721-4000 / (513) 721-4064 (fax)
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                        Copies of all communications to:
         David B. Walek, Esq.                       Frank B. Porter, Esq.
            Ropes & Gray                           Choate, Hall & Stewart
       One International Place                 Exhange Plaza/53 State Street
          Boston, MA  02110                         Boston, MA 02109-2891
(617) 951-7000/ (617) 951-7050 (fax)        (617) 248-5000/ (617) 248-4000 (fax)


                                 --------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
  Title of Each Class of                              Proposed Maximum Offering  Proposed Maximum Aggregate      Amount of
Securities to be Registered  Amount to be Registered     Price Per Unit (1)           Offering Price (1)     Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
   % First Preferred Ship          $75,000,000                  100%                      $75,000,000             $22,125
  Mortgage Bonds Due 2018
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED AUGUST 10, 1998


PROSPECTUS

                                    [[LOGO]]

                                   $75,000,000

                            Midland Enterprises Inc.

                 % First Preferred Ship Mortgage Bonds Due 2018


     The __% First Preferred Ship Mortgage Bonds due 2018 (the "Bonds") are being offered (the "Offering") by Midland Enterprises Inc. (the "Company"). Interest on the Bonds will be payable semiannually on March 25 and September 25 of each year, commencing March 25, 1999. The Bonds will mature on September 25, 2018. The Bonds will be redeemable as a whole or in part, on a pro rata basis, at the option of the Company, at any time at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined), plus accrued interest to the date of redemption. See "Description of the Bonds -- Optional Redemption."

     The Bonds will be secured by a first preferred ship mortgage on certain vessels having an aggregate fair value of not less than 1331/3% of the principal amount of the Bonds outstanding and by an assignment of monies payable to the Company under a charter. The Bonds are subject to equal annual sinking fund payments of $4,687,500 commencing on September 25, 2003 resulting in a weighted average life of approximately 12.5 years. The Bonds will be direct, senior secured obligations of the Company.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Price to Public       Underwriting         Proceeds to the
                                                                             (1)             Discounts and          Company (3)
                                                                                            Commissions (2)
-----------------------------------------------------------------------------------------------------------------------------------
Per Bond........................................................                    %                    %                     %
Total...........................................................         $                    $                     $
-----------------------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriter (as defined) against certain liabilities, including liabilities under the Securities Act (as defined). See "Plan of Distribution."
(3) Before deduction of expenses payable by the Company, estimated at $ _______.

The Bonds are offered by Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter") subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to certain other prior conditions including the right of the Underwriter to reject any order in whole or in part. It is expected that delivery of the Bonds will be made in book-entry form through the facilities of The Depository Trust Company ("DTC"), against payment therefor in immediately available funds, on or about September __, 1998.


                          Donaldson, Lufkin & Jenrette



                      The date of this Prospectus is , 1998

THE UNDERWRITER PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE BONDS. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE BONDS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 75 Park Place, Room 1288, New York, New York 10017, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be accessed electronically by means of the Commission's site on the World Wide Web, at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Bonds to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Bonds, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, respectively, heretofore filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits have been specifically incorporated by reference therein). Requests for such copies should be directed to Secretary, Midland Enterprises Inc., 300 Pike Street, P.O. Box 1460, Cincinnati, Ohio 45201, telephone (513) 721-4000.

     The Company does not prepare annual or quarterly reports to shareholders and no such reports will be furnished to holders of the Bonds.

                              --------------------

As used herein, references to "Midland" or the "Company" are to Midland Enterprises Inc., a Delaware corporation, and its consolidated subsidiaries.

                                     SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus and in the documents, financial statements and information incorporated by reference in this Prospectus.

                              --------------------

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act concerning projected future financial performance or concerning expected plans or future operations. The Company cautions that actual results and developments may differ materially from such projections or expectations. All statements other than statements of historical facts included in this prospectus, including without limitation, certain statements under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein regarding the Company's financial position and business strategy, may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: the effects of strategic initiatives on earnings and cash flow, changes in market conditions for barge transportation, adverse weather and operating conditions on the inland waterways, changes in economic conditions, including interest rates and the value of the dollar versus other currencies, changes in fuel prices and regulatory and court decisions. All of these factors are difficult to predict and are generally beyond the control of the Company.

                                   THE COMPANY

     Midland owns and operates the second largest fleet of towboats and barges for the transport of dry bulk commodities on the US inland river system. The Company, through its barge line subsidiaries, is primarily engaged in the operation of a fleet of approximately 2,400 barges and 87 tugboats and towboats, principally on the Ohio and Mississippi Rivers and their tributaries, on the Gulf Intracoastal Waterway and in the Gulf of Mexico. Midland transports a range of dry bulk commodities, the major portion of which is coal for use by electric utilities. Midland, through other subsidiaries, also performs repair work on marine equipment and operates two coal dumping terminals, a phosphate rock and phosphate fertilizer terminal and a marine fuel supply facility, which together account for approximately 10% of its consolidated revenues.

     Midland, incorporated in 1961, and its predecessors have been engaged in barge transportation for over 70 years. The Company is a wholly-owned subsidiary of Eastern Enterprises ("Eastern"), a Massachusetts unincorporated voluntary association which is also engaged in the distribution of natural gas through a wholly-owned subsidiary, Boston Gas Company ("Boston Gas"). Eastern's common stock is listed on the New York, Pacific and Boston Stock Exchanges. Midland's principal executive offices are located at 300 Pike Street, Cincinnati, Ohio 45202 and its telephone number is (513) 721-4000.

                                  THE OFFERING

Issuer.....................................................   Midland Enterprises Inc.

Securities Offered.........................................   $75,000,000  _____% First Preferred Ship Mortgage Bonds due
                                                              2018.

Optional Redemption........................................   The Bonds will be redeemable as a whole or in part, on a pro rata basis, at the option of the Company, at any time at a redemption price equal to the greater of (i) 100% of their principal amount or
                                                              (ii) the sum of the present values of the remaining scheduled payments of principal  and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury
                                                              Rate plus accrued interest to the date of redemption.

Use of Proceeds............................................   The net proceeds to the Company from the sale of the Bonds will be used for the purchase of new and used river barges, renewal and upgrade of the Company's towboats, and purchase of other marine related property, machinery and equipment.  Pending such uses, the proceeds may be advanced to Eastern for short-term


                                       -3-


                            THE OFFERING (continued)

                                                              investment, in which event the Company will receive interest payments from Eastern based on the applicable Federal rate as defined in the Internal Revenue Code (currently, 5.75% per annum).

Security...................................................   Mortgage on vessels having an aggregate fair value of at least
                                                              133-1/3% of the principal amount of Bonds outstanding and
                                                              assignment of charter hire from Orgulf Transport Co. ("Orgulf"), a wholly-owned subsidiary of the Company.

Restrictive Covenants......................................   The Bonds will be subject to various covenants, including
                                                              limitations on liens on any property of the Company and its Barge
                                                              Line Subsidiaries (as defined) and a restriction on the disposition of securities of, and a debt limitation applicable to, Barge Line
                                                              Subsidiaries.


                   SUMMARY FINANCIAL AND OPERATING INFORMATION
           (Amounts, Except Ratios and Total Ton Miles, in Thousands)

                                                                                                 Unaudited
                                                                                                Six Months
                                                              Years Ended December 31,         Ended June 30
                                                              ------------------------      -------------------
                                                            1997       1996       1995        1998      1997
                                                            ----       ----       ----        ----      ----
Revenues................................................  $269,259   $301,880   $296,339    $127,821  $132,495
Operating Earnings......................................  $ 34,613   $ 58,415   $ 57,828    $ 13,808  $ 14,531
Net Earnings............................................  $ 16,623   $ 30,597   $ 27,559    $  7,494  $  6,401
Ratio of Earnings to Fixed Charges(1)...................     2.70x      3.96x      3.90x       2.62x     2.29x
Total Tonnage Transported...............................    57,000     65,500     66,200      29,500    27,400
Total Ton Miles (in millions)...........................    33,100     36,100     36,800      15,600    16,200


                                                                                              Unaudited
                                                                                            June 30, 1998
                                                                                     --------------------------
                                                                               Actual                        As Adjusted(2)
                                                                               ------                        --------------
                                                                       Amount        Percent            Amount         Percent
                                                                       ------        -------            ------         -------

Obligations Under Capital Leases.................................     $ 13,950          5.7%           $ 13,950           4.3%
First Preferred Ship Mortgage Bonds..............................       67,511         27.4             142,511          44.4
                                                                      --------        -----            --------         -----
     Total Long-Term Debt (less
     current portion)............................................     $ 81,461         33.1%           $156,461          48.7%
     Stockholder's Equity........................................      164,502         66.9             164,502          51.3
                                                                      --------        -----
     Total Capitalization........................................     $245,963        100.0%           $320,963         100.0%
                                                                                                       --------         -----

----------------

(1) Earnings used to calculate the ratio of earnings to fixed charges equal the sum of income before income taxes plus fixed charges. Fixed charges consist of interest, amortization of debt expense and one-third of long-term rentals.
(2) To reflect the sale of the Bonds offered hereby.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Bonds will be used for the purchase of new and used river barges, renewal and upgrade of the Company's towboats, and purchase of other marine related property, machinery and equipment. Pending such uses, the proceeds may be advanced to Eastern for short-term investment, in which event the Company will receive interest payments from Eastern based on the applicable Federal rate as defined in the Internal Revenue Code of 1986, as amended (currently, 5.75% per annum).


                                 CAPITALIZATION

     The consolidated capitalization of the Company at June 30, 1998 and as adjusted to give effect to the sale of the Bonds offered hereby is set forth below. This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

                                                                                      Unaudited
                                                                                    June 30, 1998
                                                                           ------------------------------
                                                                               (Dollars in Thousands)

                                                                 Outstanding                      Pro Forma As Adjusted
                                                          ------------------------              -------------------------
                                                           Amount          Percent               Amount           Percent
                                                           ------          -------               ------           -------
Long-Term Debt (less current
   portion): (1)(2)
   First Preferred Ship Mortgage Bonds
      8.1%-9.85% Medium Term Notes,
         Series A due 2002-2012.....................      $ 67,511           27.4%              $ 67,511            21.0%
      ___% First Preferred Ship Mortgage
         Bonds due 2018.............................            --             --                 75,000            23.4
   Obligations Under Capital Leases.................        13,950            5.7                 13,950             4.3
                                                          --------          -----               --------           -----
        Total Long-Term Debt........................      $ 81,461           33.1%              $156,461            48.7%
                                                          ========          =====               ========           =====

Stockholder's Equity:
   Common Stock, $100 par value
      Authorized 1,000 shares
      Issued 15-1/2shares...........................      $      1            0.0%              $      1             0.0%
   Capital in excess of par value...................        52,519           21.4                 52,519            16.4
    Retained Earnings...............................       111,982           45.5                111,982            34.9
                                                          --------          -----               --------           -----
   Total Stockholder's Equity.......................       164,502           66.9                164,502            51.3
                                                          --------          -----               --------           =====
Total Consolidated Capitalization...................      $245,963          100.0%              $320,963           100.0%
                                                          ========          =====               ========           =====


(1) See Note 3 of Notes to the Company's Unaudited Interim Financial Statements.
(2) As of June 30, 1998, current maturities of long-term debt were $4,545,000.

                             SELECTED FINANCIAL DATA

     The following selected financial information for each of the three years in the period ended December 31, 1997 and the six months ended June 30, 1998 and 1997 (with the exception of the ratios of earnings to fixed charges) has been summarized from the Consolidated Financial Statements contained herein. This information should be read in conjunction with the Consolidated Financial Statements, related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included herein.


                                                                                                       Unaudited
                                                                                                      Six Months
                                                                                                        Ended
                                                                 Years Ended December 31,              June 30,
                                                             --------------------------------         ----------
                                                               1997        1996        1995        1998        1997
                                                               ----        ----        ----        ----        ----
                                                                              (Dollars in Thousands)
Statement of Earnings Data (for period)
Revenues..............................................       $269,259    $301,880    $296,339    $127,821    $132,495
Operating Costs and Expenses:
    Operating expenses................................        183,929     189,357     183,462      87,315      92,849
    Other expenses....................................         50,717      54,108      55,049      26,698      25,115
Operating Earnings....................................         34,613      58,415      57,828      13,808      14,531
Other Income (Expense):
    Interest income...................................          4,315       4,461       5,156       1,047       2,065
    Other.............................................           (84)           2         332         184        (97)

Interest Expense......................................         13,757      14,715      15,175       5,432       6,914
Earnings before Income Taxes..........................         25,087      48,163      48,141       9,607       9,585
Provision for Income Taxes............................          8,464      17,566      17,592       3,475       3,184
Net Earnings(1).......................................         16,623      30,597      27,559       7,494       6,401
Ratio of Earnings to Fixed Charges (2)................          2.70x       3.96x       3.90x       2.62x       2.29x

Balance Sheet Data (at end of period)
Total Current Assets..................................         96,265      93,647     125,774      28,317     101,048
Total Assets..........................................        423,295     417,791     426,012     369,267     415,215
Total Current Liabilities.............................         56,264      51,863      60,654      48,952      47,674
Current Portion of Long-Term Debt.....................          4,351       3,986       3,684       4,545       4,183
Long-Term Debt........................................        132,142     137,313     144,903      81,461     135,084
Stockholder's Equity..................................        160,508     156,287     148,906     164,502     157,887

Other Financial Data (for period)
Net Cash from Operations..............................         43,849      54,675      68,605      12,460      17,770
Capital Expenditures..................................         25,700      47,851      20,900      26,540       2,363

-----------
(1) Net earnings are after extraordinary items consisting in 1995 of a reserve of $2,990,000 (after taxes) to provide for the Company's estimated undiscounted obligations under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"), and in 1998 of a loss of $1,465,000 (after taxes) on the early retirement of $50 million of 9.9% debt in March and a credit of $2,827,000 (after taxes) to reverse the reserve as a result of the Supreme Court decision in the Company's favor with respect to the Coal Act in June. See "Business -- Legal Proceedings."

(2) Earnings used to calculate the ratio of earnings to fixed charges equal the sum of income before income taxes plus fixed charges. Fixed charges consist of interest, amortization of debt expense and one-third of total long-term rentals.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company should be read together with the Consolidated Financial Statements and Notes thereto that are included elsewhere in this Prospectus.

Overview

     The Company, through its wholly-owned barge line subsidiaries, is primarily engaged in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio and Mississippi Rivers and their tributaries, on the Gulf Intracoastal Waterway and in the Gulf of Mexico. The Company, through other subsidiaries, also performs repair work on marine equipment and operates two coal dumping terminals, a phosphate rock and phosphate fertilizer terminal, and a marine fuel supply facility.


     The market for marine transportation is cyclical and weather conditions can have a significant impact on customer demand as well as on operating conditions. During 1997, and through the first six months of 1998, the industry experienced a broad range of adverse weather and economic factors as discussed below in "-- Results of Opererations", that affected the Company's operating results. Although operating earnings in 1997 decreased 41% from the record earnings in 1996, Midland generated $57.3 million of earnings before interest, taxes, depreciation and amortization, or over 6 times net interest expense, in 1997 and $25.5 million for the first six months of 1998. The Company achieved these earnings through continued cost reduction and productivity initiatives, development of new business opportunities, renewal of certain expiring contracts and continued barge fleet replacement, acquiring approximately 160 new barges during this period.


Results of Operations

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

     Weak demand for export coal and grain continued to place downward pressure on spot and contract renewal rates compared to 1997. The strengthening of the U.S. dollar and the economic problems in Southeast Asia have contributed to export market weakness. Increased demand for domestic coal by electric utility and industrial customers mostly offset such export market weakness. However, fuel prices, which continued to decline, lowered rates in multi-year contracts that contain fuel price adjustment clauses. As a result of these factors, year to date revenues declined by 4% compared to 1997.

     El Nino related storms in 1998, particularly in the Southeast and Gulf regions, continued to cause high water conditions and intermittent traffic delays. This resulted in increased vessel costs similar to the level caused by the record flooding on the Ohio River in the comparable period in 1997. In addition, fleet efficiency was negatively impacted by the lack of southbound export tonnage to the Gulf, as replacement tonnage did not produce equivalent pattern efficiency. Lower fuel costs partially offset the higher operating costs. As a result of these operational factors and the lower revenues discussed above, operating earnings declined 5% year to date compared to last year.

     Tonnage increased 8%, while related ton miles declined 4% year to date compared to 1997. The increased tonnage, with lower ton miles, reflects the Company's efforts to replace reduced long-haul export tonnage with shorter haul domestic movements. Coal tonnage increased 14% for the first half, with coal tonnage under multi-year contracts to utility and industrial customers increasing over 28% year to date. The reduced spot and export coal tonnage partially offset those increases. Non-coal tonnage was 3% lower than 1997 year to date, due to significantly lower grain shipments partially offset by increased aggregate tonnage and towing for others.

     As a result of the lower operating earnings discussed above, partially offset by lower net interest expense, earnings before extraordinary items declined by $.3 million year to date compared to 1997.

     In March 1998, the Company recognized an extraordinary loss of $2.3 million pretax or $1.5 million net of tax, on the early retirement of $50 million of First Preferred Ship Mortgage Bonds due 2008. In June of 1998, the U.S. Supreme Court upheld Eastern Enterprises' challenge to the constitutionality of the Coal Act as applied to Eastern. Consequently, as discussed in Note 2 of Notes to Unaudited Interim Financial Statements, the Company reversed its Coal Act reserve resulting in an extraordinary gain of $4.3 million pre-tax or $2.8 million net of tax in the second quarter of 1998.

     As a result of the above items, net earnings improved by $1.1 million, compared to 1997 year to date.

1997 Compared to 1996

     Revenues in 1997 decreased 11% due to weak demand from export coal and grain, lower contractual requirements for utility and industrial coal customers, and fewer barges. Weak demand depressed spot rates on nearly all commodities and traffic patterns were disrupted, reducing operational efficiency. Operating conditions in 1997 were worse than those experienced in 1996, as navigation was negatively impacted by record flooding on the Ohio River early in the year, and later by long traffic delays related to repairs to various key locks throughout the river system. These uncontrollable events resulted in higher operating costs and lower fleet productivity than in 1996. Also, as a result of the weaker markets, the Company slowed its fleet replacement program and did not renew expiring charters of outside barges. These decisions, in addition to production delays which postponed the delivery of new barges expected in the latter part of 1997, reduced the size of the Company's barge fleet.

     Tonnage and ton miles decreased 13% and 8%, respectively, reflecting the weak market and operational issues discussed previously, although a change in business mix and customer sourcing resulted in 5% longer average hauls. Coal tonnage and ton miles declined 17% and 14%, respectively, from the record levels of 1996, while non-coal tonnage decreased 5% with related ton miles down 4% from 1996. Domestic coal volume, primarily for electric utilities, declined due to the non-renewal of several multi-year contracts, unplanned plant outages and milder temperatures. Export coal demand weakened as the strong U.S. dollar effectively raised the prices of domestic supplies higher than those of foreign competitors. Despite an ample grain harvest, the anticipated surge in transportation volume and pricing for grain exports was short lived, as much of the harvest was put in storage due to weak demand and the relative strength of the U.S. dollar.

     Ongoing improvement programs to lower vessel operating costs and administrative expenses partially offset the higher operating costs discussed above. Operating levels at the Company's terminals were also lower, reflecting the reduced demand for coal transportation. As a result of the adverse market and operational issues discussed above, operating earnings decreased by $23.8 million from 1996.

     In 1997, net interest expense decreased by $0.8 million due mainly to lower long-term debt balances and reduced debt premiums.

     The combination of the items discussed above decreased net earnings by $14.0 million as compared to 1996.

1996 Compared to 1995

     Revenues and operating earnings increased $5.5 million and $0.6 million, respectively, in 1996 over 1995, primarily reflecting continued strong demand for coal and a favorable rate structure carried over from 1995, particularly on non-coal commodities. Severe winter icing and flooding during the first quarter, and numerous tropical storms in the Gulf of Mexico, led to higher operating costs and lower fleet productivity than in 1995.

     Tonnage transported in 1996 declined 1%, with related ton miles down nearly 2%, reflecting shorter average hauls due to weak foreign demand for coal and a late grain harvest. Coal tonnage and ton miles increased 1% and 3%, respectively, over 1995, reflecting significantly increased shipments of domestic spot coal, while coal under multi-year contracts for utilities declined due to the non-renewal of several contracts. Non-coal tonnage and ton miles declined 6% from 1995, mainly as a result of weaker barge demand on the Mississippi River.

     Ongoing programs to increase fleet productivity and control costs were offset by adverse operating conditions and traffic pattern inefficiencies resulting from reduced export tonnage. Fuel costs increased in 1996 due to rising fuel prices that averaged 20% above 1995 levels.

     Other income declined from 1995 due to lower average interest rates in 1996 and higher capital expenditures which decreased cash and interest bearing advances with Parent. Interest expense included $0.4 million associated with the early retirement of long-term debt in 1996.

     Including the pretax items and operating results discussed above, earnings before the extraordinary item for 1996 were nearly unchanged from 1995.

     In 1995, the Company recorded a pretax charge of $4.6 million representing the estimated undiscounted liability for health care and death benefit premiums imposed by the Coal Act, as described in Note 11 of Notes to Consolidated Financial Statements. This charge was reported as an extraordinary item of approximately $3.0 million, net of tax. The charge was subsequently reversed as a result of the Supreme Court decision in the Company's favor in June 1998. See "Business -- Legal Proceedings."

Seasonality

     The Company's results of operations are affected by seasonal factors. Due to the freezing of some northern rivers and waterways during winter months, increased coal consumption by electric utilities during the summer months, and the fall harvest of grain, winter month revenues tend to be lower than revenues for the remainder of the year.

Liquidity and Capital Resources

     Capital expenditures for 1997 totaled approximately $26 million and are budgeted at approximately $48 million for 1998, the majority of which pertains to purchase commitments for new dry cargo barges for delivery during 1998. Capital expenditures in 1997, debt payments, and dividends were funded from cash provided from operating activities. The increase in accounts payable at December 31, 1997, reflected amounts established for the purchase of capital assets in process at year end and timing of invoice flow from vendors. The Company plans to fund the capital expenditures in 1998 with cash provided from operating activities as well as from the proceeds of the Bonds.

     In March of 1998, the Company utilized a receivable from Eastern to redeem $50 million of its 9.90% First Preferred Ship Mortgage Bonds due 2008. In connection with the extinguishment of this debt, the Company recognized an extraordinary charge of $2.3 million before taxes ($1.5 million net of taxes). In the second quarter of 1998, the Company entered into treasury rate lock agreements in order to hedge the interest rate on the debt anticipated to be issued in connection with the Offering. Upon issuance of the Bonds, any gain or loss realized on the treasury rate lock agreements will be amortized to interest expense over the term of the related debt.


     As of June 30, 1998, the Company had $68 million in indebtedness outstanding under its 8.1%-9.85% Medium Term Notes, Series A due 2002-2012 (the "Series A Notes"), which are secured by approximately 531 of the Company's barges and by assignment of rentals for that equipment payable to the Company by its subsidiaries. In addition, the Bonds offered hereby will be secured by approximately 433 of the Company's barges and 3 towboats, and by assignment of rentals for that equipment payable to the Company by one of its subsidiaries. The indenture relating to the Bonds and the indenture relating to the Series A Notes contain various negative covenants as described below in "Description of the Bonds -- Certain Restrictions." In addition, the indenture relating to the Series A Notes contains restrictions on indebtedness of, and dividends and advances by, the Company.

     The Company also had approximately $18 million in obligations under capital leases for barges at June 30, 1998. Principal payments due amount to $4.4 million in 1998, $4.8 million in 1999, $5.3 million in 2000, $4.2 million in 2001, $1.7 million in 2002 and $.3 million thereafter.

     The Company may borrow up to $50 million under Eastern's $100 million credit agreement with a syndicate of banks through December 31, 2001. The Company currently has no borrowings outstanding under this agreement.

Computer Systems and Year 2000

     Management has assessed the impact of the year 2000 issue with respect to information systems and has initiated an enterprise wide action plan to modify and test system programs which management believes will provide year 2000 compliance. Management is also surveying critical suppliers and customers to determine the status of their year 2000 compliance programs. Management expects the program modifications to be completed by December 31, 1998 and spending for these modifications is being expensed as incurred. At this time, the Company has not determined the total cost of modifying its software. However, management does not believe that these costs will have a material impact on its operating results or financial condition.

                                    BUSINESS

General

     Midland owns and operates the second largest fleet of towboats and barges for the transport of dry bulk commodities on the US inland river system. The Company, through its barge line subsidiaries, is primarily engaged in the operation of a fleet of approximately 2,400 barges and 87 tugboats and towboats, principally on the Ohio and Mississippi Rivers and their tributaries, on the Gulf Intracoastal Waterway and in the Gulf of Mexico. Midland transports a range of dry bulk commodities, the major portion of which is coal for use by electric utilities. Midland, through other subsidiaries, also performs repair work on marine equipment and operates two coal dumping terminals, a phosphate rock and phosphate chemical fertilizer terminal and a marine fuel supply facility, which together account for approximately 10% of its consolidated revenues.

     Midland, incorporated in 1961, and its predecessors have been engaged in barge transportation for over 70 years. Midland is a wholly-owned subsidiary of Eastern, a Massachusetts unincorporated voluntary association which is also engaged in the distribution of natural gas through its wholly-owned subsidiary Boston Gas. Eastern's common stock is listed on the New York, Pacific and Boston Stock Exchanges.

Principal Services and Markets

     Barge Transportation. The Company's primary area of operations is barge transportation conducted through its four wholly-owned barge-line subsidiaries, The Ohio River Company ("ORCO"), Orgulf, Orsouth Transport Co. ("Orsouth") and Red Circle Transport Co. ("Red Circle"). Inland marine transportation plays a significant role in the delivery of raw materials and products for a variety of different industries such as energy, agriculture and manufacturing. In addition, the delivery of commodities such as coal, grain, aggregates, scrap and other bulk cargoes using barge transportation can be accomplished at a significantly lower cost than other modes of transportation.

     Total tonnage amounted to 57.0 million in 1997, 65.5 million in 1996 and
66.2 million in 1995. Tonnage in 1997 declined 13% from 1996 primarily as a result of the non-renewal of certain multi-year utility coal contracts, unplanned plant outages for several customers, and lower demand from export coal and grain markets. Tonnage in

1996 declined 1% from 1995 as a result of reduced non-coal tonnage due in part to the late grain harvest and weak demand for barge towing on the lower Mississippi River.

     The following table summarizes the ton miles of cargo transported by the Company for the years ended December 31, 1995, 1996 and 1997:

                                                               Ton Miles Transported
                                                             Years Ended December 31,
                                                       1997            1996          1995
                                                       ----            ----          ----
                                                                   (in billions)
Coal.............................................       13.6           15.7          15.2
Grain............................................        4.5            4.8           5.2
Other (1)........................................       15.0           15.6          16.4
                                                        ----           ----          ----
     Total Ton Miles.............................       33.1           36.1          36.8

-----------
(1) Includes sand, stone, gravel, iron, scrap, steel, coke, phosphate, towing for others and other dry cargo.

     Ton miles are the product of tons and distance transported. In 1997, total ton miles declined 8% due to the lower tonnage, as discussed above, partially offset by longer average hauls, particularly for coal. Ton miles in 1996 declined 2% from the record level set in 1995 due to a 1% decline in tonnage and slightly shorter average trip lengths.

     Midland's largest market segment and primary strategic focus is coal transportation, principally on the Ohio River and primarily for electric utilities in the eastern half of the United States. In 1997, coal represented 62% of its total tonnage but only 41% of total ton miles, due to the relatively short-haul nature of most coal deliveries. Other coal transportation markets served by Midland include coal used for industrial processes such as steel making and coal exported to international markets.

     Grain transportation, which primarily serves the export trade, is another key market segment for Midland and plays an important role in the overall supply and demand balance for the barge industry fleet generally. Grain movements are equipment intensive due to the length of the trip down the Mississippi River to the Gulf and back again. Midland's strategy for grain markets, which represented 14% of total ton miles in 1997, will continue to be balanced between providing transportation for large, domestic grain customers, and, depending on demand and availability of equipment, serving export trades as well.

     Midland is also pursuing other commodity transportation markets such as the growing number of river-served steel mini-mills. These high-efficiency, steel-making facilities are being built on rivers in order to take advantage of low-cost barge transportation for their large bulk shipments of raw materials in and finished products out. The Company also transports other dry cargo such as fertilizer and aggregates.

     Orco and Orgulf are the largest of the Company's subsidiaries and accounted for 57% and 33%, respectively, of the Company's total tonnage in 1997. Orco operates principally on the Ohio River and certain of its tributaries transporting principally coal, primarily for electric utilities and industrial users. Orgulf operates principally on the Mississippi and Ohio Rivers and on the Illinois Waterway, transporting coal, grain, aggregates, scrap, ores and steel products. Orsouth operates principally on the Tennessee-Tombigbee and Gulf Intracoastal Waterways, and on the Black Warrior and Mississippi Rivers, transporting principally coal, ores and wood products. Red Circle is engaged primarily in the offshore transportation of phosphate rock in the Gulf of Mexico and grain from Louisiana to Puerto Rico.

     Other Operations. In addition to its barge transport operations, the Company also operates terminal facilities, a midstream fueling service and shipyard repair facilities through Eastern Associated Terminals Company ("EATCO"),

Hartley Marine Corp. ("Hartley"), The Ohio River Terminals Company ("ORTCO") and West Virginia Terminals, Inc. ("West Virginia Terminals"). EATCO operates a terminal on leased land in Tampa, Florida. Hartley operates shipyard facilities at Paducah, Kentucky, sells fuel at Point Pleasant, West Virginia, and provides towing services principally on the Ohio River and its tributaries. ORTCO owns and operates a coal dumping facility in Huntington, West Virginia, and West Virginia Terminals operates a coal dumping facility in Kenova, West Virginia.

Customers

     In 1997, one customer, The Cincinnati Gas and Electric Co., accounted for approximately 10% of the Company's consolidated revenues under a multi-year coal transportation agreement between ORCO and the customer. No other customer, or group of customers under common control, accounted for more than 10% of revenues in 1997, 1996, or 1995.

Multi-Year Contracts

     The Company's multi-year contracts expire at various dates from February 1999 through December 2007. During 1997, approximately 44% of the Company's consolidated revenues resulted from these contracts. A substantial portion of the contracts provide for rate adjustments based on changes in various costs, including diesel fuel costs, and, additionally, contain "force majeure" clauses which excuse performance by the parties to the contracts when performance is prevented by circumstances beyond their reasonable control. Some of these contracts have provisions for termination for specified causes, such as material breach of the contract, environmental restrictions on the burning of coal, or loss by the customer of an underlying commodity supply contract. Penalties for termination for such causes are not generally specified. However, some contracts provide that in the event of an uncured material breach by the Company's subsidiary that results in termination of the contract, the Company's subsidiary would be responsible for reimbursing its customer for the differential between the contract price and the cost of substituted performance.

     Backlog. The backlog of transportation and terminalling business under multi-year contracts is summarized in the following table:

                                                                                             December 31,
                                                                                        1997              1996
                                                                                        ----              ----
Tons (in millions)..............................................................        123.2             140.0
Revenues (in millions)..........................................................       $412.1            $465.1
Portions of revenue backlog not expected to be filled
  within the current fiscal year................................................           66%               73%

     The 1997 revenue backlog (which is based on contracts that extend beyond December 31, 1998) is shown at prices current as of December 31, 1997 which are subject to escalation/de-escalation provisions. Since services under many of the multi-year contracts are based on customer requirements, the Company has estimated its backlog based on its forecast of the requirements of these contract customers. The 12% decline in tonnage backlog from 1996 mainly reflects the elapsing terms of current multi-year contracts as they draw closer to maturity, including those excluded from the calculation as they enter their final year. Partially offsetting these reductions are new multi-year agreements entered into by the Company's subsidiaries. The decrease in the revenue backlog is consistent with the reduction in backlog tonnage. Electric utilities, which traditionally have entered into multi-year transportation and coal supply agreements, have shortened the term of some agreements for a variety of reasons including the Clean Air Act requirements and the trend towards deregulation of the electric power industry.

Raw Materials

     The only significant raw material required by the Company is diesel fuel to operate its towboats. Diesel fuel is purchased from a variety of sources, and the Company regards the availability of diesel fuel as adequate for currently planned operations.

Competition

     The Company's inland marine transportation business competes on the basis of price, service and equipment availability. The Company's primary competitors include other barge lines and railroads. There are a number of companies offering transportation services on the waterways served by the Company. A shortage of grain supplies and sharply higher grain prices slowed demand in late 1996 and market rates softened. In 1997, a stronger U.S. dollar and increased competition from non-U.S. suppliers to the world markets slowed U.S. exports of grain and coal, which weakened demand for barges. Coupled with an increased availability of new equipment, an imbalance of supply and demand was created, which led to more intense competition and decreased spot rates.

     Improvements in operating efficiencies have permitted barge operators to maintain relatively low rate structures. Consequently, the barge industry has generally been able to retain its competitive position with alternative methods of transportation for bulk commodities when the origin and destination of such movements are contiguous to navigable waterways.

     Many railroads operating in areas served by the inland waterways compete for cargoes carried by river barges. In many cases, these railroads offer unit train service (pursuant to which an entire train is committed to the customer) and dedicated equipment service (pursuant to which equipment is set aside for the exclusive use of a particular customer) for coal, grain and other bulk commodities. In addition, rates charged by both railroads and river barge operators are sometimes designed to reflect special circumstances and requirements of the individual shippers. As a result, it is difficult to compare rates charged for movements of the various commodities between specific points.

     Towboats, such as those which comprise the Company's fleet, are capable of moving in one tow (barge configuration) approximately 22,500 tons of cargo (equivalent to 225 one hundred-ton capacity railroad cars) on the Ohio River and on the upper Mississippi River and approximately 60,000 tons (equivalent to 600 one hundred-ton capacity railroad cars) on the lower Mississippi River, where there are no locks to transit. Barge costs per ton mile are generally below those of railroads.

Properties

     As of June 30, 1998, the Company's floating equipment consisted of approximately 2,400 dry cargo barges and 87 towboats and tugboats. Substantially all of the barges, towboats and tugboats operated by the Company's barge line subsidiaries are owned by and chartered from the Company. Approximately 42% (including the equipment to be mortgaged as security under the Bonds) of the Company's equipment is mortgaged or leased and the payments under related charter agreements with its subsidiaries are pledged to secure long-term debt or to meet capital lease payments.

     The Company's subsidiaries also own and operate shore facilities in Tampa, Florida, Paducah, Kentucky and Huntington, West Virginia.

Employees

     As of June 30, 1998, the Company had approximately 1,300 employees, of whom approximately 30% are represented by labor unions. These unions include the United Steelworkers of America, the American Maritime Officers, the Seafarers International Union and an independent labor union.

     The Company has not experienced any labor problems having a material adverse effect on its financial position or results of operations.

Environmental Matters

     The Company and certain of its subsidiaries are subject to the provisions of the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendment and Reauthorization Act, the Resource Conservation and Recovery Act of 1976, and the Oil Pollution Act of 1990, which permit the Coast Guard and the Environmental Protection Agency to assess penalties and clean-up costs for oil, hazardous substance, and hazardous waste discharges. Some of these acts also allow third parties to seek damages for losses caused by such discharges. Compliance with these acts has had no material effect on the Company's capital expenditures, earnings, or competitive position, and no such effect is anticipated.

Legal Proceedings

     In 1993, Midland's parent, Eastern, received notice from the Social Security Administration indicating that Eastern was responsible for health care and death benefit premiums for a certain group of retired coal miners and their beneficiaries under the Coal Act. In 1995, 1996 and 1997 Eastern received further notices from the Social Security Administration for an additional group of retired coal miners and their beneficiaries. In 1993 and 1995, Eastern recorded extraordinary charges to provide for its estimated undiscounted obligations under the Coal Act with respect to the retired coal miners and their beneficiaries assigned to Eastern. A portion of the assignments to Eastern was allegedly due to Eastern's relationship to a predecessor entity of Midland which is no longer in business. Eastern asserted a claim against Peabody Holding Company, Inc. ("Peabody"), to which Eastern sold its coal subsidiaries in 1987, that any liabilities under the Coal Act should be borne by Peabody and such subsidiaries. In 1995, Midland recorded a reserve of $4,600,000 ($2,990,000 after-tax) to provide for its estimated undiscounted obligations under the Coal Act.

     Eastern's constitutional challenge to the Coal Act failed in the First Circuit Court of Appeals, which affirmed the federal district court's finding of constitutionality. However, Eastern's petition for a writ of certiorari in the Supreme Court was granted, and in June 1998 the Supreme Court reversed the decision of the First Circuit Court of Appeals and held that the Coal Act was unconstitutional as applied to Eastern. Accordingly, in June 1998, the Company reversed $4,350,000 ($2,827,000 after tax) of the reserve established in 1995.

     The Company is a party to various other legal actions ensuing in the ordinary course of its business. The Company believes that the resolution of these legal actions will not have a material adverse effect on its financial position or results of operations.

                               EASTERN ENTERPRISES

     All of the outstanding capital stock of the Company is owned by Eastern, an unincorporated voluntary association formed under the laws of The Commonwealth of Massachusetts in 1929. Eastern's principal subsidiaries are Midland and Boston Gas, which is a regulated utility that distributes natural gas in and around Boston, Massachusetts. Eastern provides management and other staff services to Midland and Boston Gas. It is the policy of Eastern that each operation should be financially independent, and, to that end, each of the principal subsidiaries is financed primarily through its own funded debt which is not guaranteed by Eastern.

     Eastern's common stock is listed on the New York, Boston and Pacific Stock Exchanges.

                            DESCRIPTION OF THE BONDS

     The Bonds have been authorized in an aggregate principal amount of $75,000,000 and will be issued under an Indenture of First Preferred Ship Mortgage dated as of _______, 1998 (the "Indenture") between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), a copy of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part. The following brief summary of certain provisions of the Indenture uses terms defined in the Indenture and is qualified in its entirety by the Indenture, to which reference is hereby made. Unless otherwise defined herein, all such terms shall have the meanings ascribed to them in the Indenture. Unless otherwise indicated, references in italics are to Articles, Sections or clauses of the Indenture. Wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.


     The Bonds will be delivered only in fully registered form in a minimum denomination of $1,000 and in integral multiples thereof. The Bonds in the several denominations are interchangeable without service charge, subject to the limitations provided in the Indenture. Interest will be payable semiannually on March 25 and September 25 to the registered holders of the Bonds of record at the close of business on the preceding March 10 or September 10, as the case may be, commencing March 25, 1999. The Bonds mature on September 25, 2018. Principal of and premium, if any, and interest on the Bonds will be payable, and the transfer of the Bonds will be registrable, at the principal office of the Trustee in New York City. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the holder entitled thereto as it appears in the Bond Register. (Article Two and Article Three)


     The Company does not plan to apply for listing of the Bonds on any national securities exchange and trading in the Bonds after the initial public offering may be relatively inactive.


     The Indenture does not restrict or require the Company to redeem or permit holders to cause a redemption of the Bonds in the event of (i) a consolidation, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of the Company or any successor or combined entity, (ii) a change in control of the Company or (iii) except to the extent of restrictions on liens on property of the Company and its Barge Line Subsidiaries, a highly leveraged transaction involving the Company whether or not involving a change in control.


Sinking Fund

     The Bonds will be subject to equal annual sinking fund payments of $4,687,500 commencing on September 25, 2003, such that the weighted average life of the Bonds will be approximately 12.5 years. In lieu of deposits in cash to satisfy the sinking fund, the Company may receive credit for the Bonds delivered or for the Bonds acquired with certain moneys deposited with the Trustee or for the Bonds previously redeemed and not used as the basis for credit under the Indenture. All sinking fund cash is to be applied to the redemption of the Bonds on September 25 in each year plus accrued and unpaid interest to the date of redemption. (Article Fifteen)

Optional Redemption

     The Bonds will be redeemable as a whole or in part, on a pro rata basis, at the option of the Company, at any time upon not less than 30 nor more than 60 days, notice to each Holder of the Bonds, at a redemption price equal to the greater of (i) 100% of the principal amount of such Bonds or (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus accrued and unpaid interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Bonds or portions thereof called for redemption. (Section 203 and Article Fourteen)

Security and Release Provisions

     The Indenture will create as security for the Bonds a first preferred ship mortgage on Vessels having an aggregate fair value of not less than 1331/3% of the principal amount of Bonds outstanding. It is expected that these Vessels will include approximately 433 barges and 3 towboats. The Company currently uses, and intends to continue to use, these Vessels on the inland waterways of the United States. The lien of the Indenture will constitute a first "preferred mortgage" lien on each of the Vessels under Chapter 313 of Title 46 of the United States Code ("Chapter 313"), as amended, having the effect and with the priority provided by Chapter 313. The Indenture does not prohibit any use of the Vessels in foreign waters; however, the equipment is designed primarily for use in the United States waters referred to above.

     On or before the time each Vessel is subjected to the lien of the Indenture, it will be chartered by the Company under a charter (the "Charter") with Orgulf. As additional security for the Bonds, the Company will assign to the Trustee by an assignment to be dated the date of the Closing (as defined) certain moneys payable to it under the Charter. The Charter will have a term of 20 years and will provide for aggregate, annual payments sufficient to enable the Company to meet when due its obligations under the Bonds.

     Each Vessel will be assigned an Original Release Price which will be a specified amount set forth in the Indenture equal to 75% of its appraised fair value to the Company as of the Issue Date. Each Vessel also will be assigned a Release Percentage which shall be equal to the ratio of its Original Release Price divided by the amount of the Bonds initially issued. The Release Prices will change over time in proportion to the reduction in principal amount of the Bonds. (Sections 902 and 1109). The Company may release any Vessel from the first preferred ship mortgage lien and Charter upon (i) (a) substitution of cash alone deposited with the Trustee, (b) cash plus other Vessel(s) whose then fair value, when taken with such cash, equals or exceeds the Release Price of the Vessel to be released, or (c) Vessel(s) alone whose then fair value equals or exceeds the Release Price of the Vessel to be released. (Section 1101)


     Insurance proceeds received with respect to a Vessel which has become an actual, constructive or agreed total loss are treated under the Indenture as if the particular Vessel were being released so that proceeds, if any, in excess of the Release Price of such Vessel are payable to the Company and the balance (equal to the Release Price) is retained by the Trustee, subject to gradual repayment to the Company as the Bonds are paid down and the Release Prices reduced. However, if the Trustee holds any such funds as of September 24, 2003, such funds are payable to the Company up to an amount not exceeding 5% of the principal amount of the Bonds then outstanding; and insurance proceeds received on or after September 25, 2003 are to be paid directly to the Company and not to the Trustee to the extent that the Release Prices of Vessels with respect to which such insurance proceeds are payable do not in the aggregate exceed 5% of the Bonds at the time outstanding on a cumulative basis less the amount of insurance proceeds, if any, paid to the Company on September 24, 2003. (Sections 1101 and 1105)


     The Trustee shall invest Deposited Moneys in such Investment Securities as the Company may request, which shall be United States government obligations, prime commercial paper, certificates of deposit, time deposits in banks or trust companies or securities of any investment fund, trust, mutual fund or other investment entity, the assets of which are primarily invested in such securities. (Section 1106) Deposited Moneys shall be paid to the Company if the Company shall subject to the lien of the Indenture one or more additional Vessels and may also be used at the direction of the Company to buy the Bonds in the market. The amount which may be paid to the Company shall be the greater of 75% of the fair value of such a Vessel or its Original Release Price. (Sections 1105 and 1106)

Certain Restrictions

     Prohibitions Against Liens. The Company and its Barge Line Subsidiaries will be restricted from assuming or permitting to exist any mortgage, pledge, lien or encumbrance upon any of their property, other than, among other things,
(i) Existing Leases and the Existing Mortgage and charters referred to therein,
(ii) the lien of the Indenture and the Charter, and (iii) liens on vessels provided that the principal amount of such indebtedness secured by such liens when incurred does not exceed 80% of the Fair Value of the vessels plus cash, if any, deposited as additional security for such indebtedness and (iv) liens upon stock of any Subsidiary or upon property (other than vessels) owned by the Company or any Subsidiary created or assumed upon or in connection with the acquisition of such property or to secure indebtedness of the Company or any Subsidiary for money borrowed. (Section 1312)

     Disposition of Securities of and Debt Limitation on Barge Line Subsidiaries. The Company will be restricted from (a) selling, transferring or disposing of any stock or indebtedness of any Barge Line Subsidiary, (b) permitting any Barge Line Subsidiary to issue stock to any person other than the Company or (c) permitting any Barge Line Subsidiary to consolidate or merge into or sell all of its assets to anyone other than the Company or another Barge Line Subsidiary, except that the stock or properties of any Barge Line Subsidiary may be disposed of as an entirety for a consideration deemed to be fair to the Company by its Board of Directors. Barge Line Subsidiaries will be restricted from incurring funded indebtedness, in excess of $1,000,000 other than (i) to the Company or a Subsidiary and (ii) secured debt referred to above in clause
(iii) under "Prohibitions Against Liens." (Section 1319)

     Consolidation, Merger or Sale. The Company will not consolidate or merge with any other corporation or sell or transfer all or substantially all of its assets to another corporation, unless the successor corporation assumes all of the Company's obligations under the Indenture and the Bonds and after giving effect to such transaction, no Event of Default or event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing. (Section 801)

Modification of the Indenture; Waivers

     The Indenture will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Bonds at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Bonds; provided that such modification shall not (i) change the Stated Maturity of any principal or interest on any Bonds, or reduce the principal amount thereof or premium thereon, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holders of each Bond so affected or (ii) reduce the aforesaid percentage of the Bonds, the consent of the holders of which is required for any such modification, without the consent of the holders of all Bonds then outstanding. (Article Twelve)

Events of Default

     An Event of Default will be defined in the Indenture as being: (i) default for 30 days in payment of any interest; (ii) default in payment of principal (or premium, if any) when due; (iii) default for 30 days in making any sinking fund payments; (iv) default in performance of any other covenant in the Indenture for 90 days after written notice thereof; (v) certain unstayed or unsatisfied judgment defaults; and (vi) certain events in bankruptcy, insolvency or reorganization of the Company. (Section 501)

     The holders of 25% in principal amount of the Bonds at the time outstanding may waive any past default under the Indenture, except a default in the payment of interest or principal or premium. (Section 522) The holders of a majority in principal amount of the Bonds at the time outstanding may annul a declaration that all Bonds are due and payable immediately but only if all defaults have been remedied and all payments due (other than by acceleration) have been made. (Section 501) The Indenture will provide that the Trustee may withhold notice to the holders of any default (except in the payment of principal of, or interest or premium on, or sinking fund payments in respect of, the Bonds) if the Trustee considers it in the interest of the holders to do so. (Section 602) If an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Bonds at the time outstanding may declare the principal of all the Bonds to be due and payable. (Section 501)

     Other than the right to payment of the principal and premium (if any) and interest on any Bond, the holder thereof may not enforce any right under the Indenture unless he has given written notice of default and the continuance thereof to the Trustee and unless the holders of at least 25% principal amount of the Bonds at the time outstanding have requested enforcement thereof by the Trustee and offered reasonable indemnity therefor and the Trustee has failed to proceed with such enforcement for a period of 60 days after receipt of such request. (Section 520) Subject to such indemnification, the holders of a majority in principal amount of the Bonds at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee shall have the right to decline to follow any such direction if the Trustee is advised by counsel that the action so directed may not lawfully be taken or if the Trustee determines that such action would involve the Trustee in personal liability. (Section 519)

     The Company will be required to file with the Trustee annually a certificate as to the absence of defaults under the terms of the Indenture. (Section 1304)

Concerning the Trustee

     The Chase Manhattan Bank is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Bonds.

Certain Definitions

     "Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption, plus ___%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the Remaining Average Life of the Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Average Life of such Bonds.

     "Comparable Treasury Price" means, with respect to any date of redemption,
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date of redemption, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Issue Date" means the date on which the Bonds are originally issued.

     "Reference Treasury Dealer" means, for the Bonds, Donaldson, Lufkin & Jenrette Securities Corporation, and its successors; provided, however, that if the foregoing shall not be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such date of redemption.

     "Remaining Average Life" means, with respect to any Bond, the principal of which is to be redeemed (the "Called Principal"), the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment (as defined below) with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the date on which such Called Principal is to be redeemed (the "Settlement Date") and the scheduled due date of such Remaining Scheduled Payment. For purposes of this definition, the term "Remaining Scheduled Payments" means, with respect to the Called Principal of any Bond, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date.

Book-entry, Delivery and Form

     Except as set forth below, the Bonds will be issued in registered, global form in minimum denominations of $1,000 and in integral multiples thereof. The Bonds will be issued at the closing of the Offering (the "Closing") only against payment in immediately available funds.

     The Bonds initially will be represented by one or more Bonds in registered global form without interest coupons (the "Global Bonds"). The Global Bonds will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Bonds may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Bonds may not be exchanged for Bonds in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Bonds for Certificated Bonds." Except in the limited circumstances described below, owners of beneficial interests in the Global Bonds will not be entitled to receive physical delivery of Certificated Bonds (as defined).

     Transfers of beneficial interests in the Global Bonds will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Initially, the Trustee will act as Paying Agent and Bond Registrar. The Bonds may be presented for registration of transfer and exchange at the offices of the Bond Registrar.

Depositary Procedures

     The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Company that, pursuant to procedures established by it, (i) upon deposit of the Global Bonds, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Bonds and (ii) ownership of interests in the Global Bonds will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Bonds).

     Investors in the Global Bonds may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations which are Participants in such system.

     All interests in a Global Bond may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Bond to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Bond to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Except as described below, owners of interests in the Global Bonds will not have the Bonds registered in their names, will not receive physical delivery of the Bonds in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

     Payments in respect of the principal of, and premium, if any, and interest on a Global Bond registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Bonds, including the Global Bonds, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Bonds, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Bonds or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Bonds (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of the Bonds will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Bonds, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Interests in the Global Bonds are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same Day Settlement and Payment." Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds.

     DTC has advised the Company that it will take any action permitted to be taken by a Holder of the Bonds only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Bonds and only in respect of such portion of the aggregate principal amount of the Bonds as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Bonds, DTC reserves the right to exchange the Global Bonds for legended Bonds in certificated form, and to distribute such Bonds to its Participants.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Bonds among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of its obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Bonds for Certificated Bonds

     A Global Bond is exchangeable for definitive Bonds in registered certificated form ("Certificated Bonds") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Bonds and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Bonds or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Bonds. In addition, beneficial interests in a Global Bond may be exchanged for Certificated Bonds upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Bonds delivered in exchange for any Global Bond or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Bonds for Book-Entry Bonds

     Bonds issued in certificated form may not be exchanged for beneficial interests in any Global Bond unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture).

Same Day Settlement and Payment

     The Indenture will require that payments in respect of the Bonds represented by the Global Bonds (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Bond Holder. With respect to Bonds in certificated form, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Bonds represented by the Global Bonds are expected to trade in the DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Bonds will, therefore, be required by the DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated Bonds will also be settled in immediately available funds.


                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement between the Company and the Underwriter (the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, all of the Bonds offered hereby.

     The Underwriting Agreement provides that the obligations of the Underwriter to purchase and accept delivery of the Bonds offered hereby are subject to approval by its counsel of certain legal matters and to certain other conditions. The Underwriter is obligated to purchase and accept delivery of all of the Bonds offered hereby if any are purchased.

     The Underwriter initially proposes to offer the Bonds in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not in excess of ____% of the principal amount of the Bonds. The Underwriter may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of ____% of the principal amount of the Bonds. After the initial offering of the Bonds, the public offering price and other selling terms may be changed by the Underwriter at any time without notice.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.

     The Bonds are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Bonds on any securities exchange or the Nasdaq National Market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Bonds; however, it is not obligated to do so, and it may discontinue any such market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the Bonds.

     In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Bonds. Specifically, the Underwriter may over-allot the Offering, creating a syndicate short position. The Underwriter may bid for and purchase the Bonds in the open market to cover such syndicate short positions or to stabilize the price of the Bonds. These activities may stabilize or maintain the market price of the Bonds above independent market levels. The Underwriter is not required to engage in these activities, and may end these activities at any time.

                              VALIDITY OF THE BONDS

     The validity of the Bonds offered hereby is being passed upon for the Company by Ropes & Gray, Boston, Massachusetts, and for the Underwriter by Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts. Ropes & Gray and Choate, Hall & Stewart are not passing upon the security afforded by the Indenture and will rely on the opinion of Thompson Coburn, St. Louis, Missouri, for such matter and all matters relating to admiralty law.

                                     EXPERTS

     The financial statements and schedules included or incorporated by reference in this Prospectus have been examined by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 Page
                                                                                Number
                                                                                ------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                        F-2

FINANCIAL STATEMENTS:

Consolidated Statements of Earnings for the years
         ended December 31, 1997, 1996 and 1995                                 F-3

Consolidated Balance Sheets -- December 31, 1997 and 1996                       F-4

Consolidated Statements of Stockholder's Equity for
         the years ended December 31, 1997, 1996 and 1995                       F-6

Consolidated Statements of Cash Flows for the years
         ended December 31, 1997, 1996 and 1995                                 F-7

Notes to Consolidated Financial Statements                                      F-8

Unaudited Interim Financial Statements                                          F-18

Notes to Unaudited Interim Financial Statements                                 F-22

SCHEDULE:

         II  -  Valuation and Qualifying Accounts and Reserves                  F-23


Schedules other than that listed above have been omitted as the information has been included in the consolidated financial statements and related notes, or is not applicable or not required.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Midland Enterprises Inc.:

We have audited the accompanying consolidated balance sheets of MIDLAND ENTERPRISES INC. (a Delaware corporation and a wholly-owned subsidiary of Eastern Enterprises) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midland Enterprises Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Index to Consolidated Financial Statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                               ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
January 20, 1998

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                  (000 OMITTED)

                                                               1997           1996           1995
                                                            ----------     ----------     ----------
Revenues (Note 1)                                            $269,259       $301,880       $296,339
                                                             --------       --------       --------

Operating costs and expenses:
      Operating expenses...............................      $183,929       $189,357       $183,462
      Depreciation and amortization (Note 6)                   22,675         22,554         22,897
      Selling, general and administrative
      expenses.........................................        11,337         12,329         11,983
      Overhead allocation from Parent
        (Note 1).......................................         2,900          2,549          2,830
      Taxes, other than income.........................        13,805         16,676         17,339
                                                             --------       --------       --------
                                                             $234,646       $243,465       $238,511
                                                             --------       --------       --------
Operating earnings.....................................      $ 34,613       $ 58,415       $ 57,828
                                                             --------       --------       --------

Other income (expense):
      Interest income from Parent (Note 1)                   $  4,242       $  3,483       $  4,404
      Interest income other............................            73            978            752
      Gain (loss) on sale of assets and other,
      net..............................................          (84)              2            332
                                                             --------       --------       --------
                                                             $  4,231       $  4,463       $  5,488
                                                             --------       --------       --------

Interest expense:
      Long-term debt...................................      $ 13,530       $ 14,043       $ 14,624
      Other, including amortization of debt
      expense..........................................           227            672            551
                                                             --------       --------       --------
                                                             $ 13,757       $ 14,715       $ 15,175
                                                             --------       --------       --------

Earnings before income taxes...........................      $ 25,087       $ 48,163       $ 48,141

Provision for income taxes (Note 5)....................         8,464         17,566         17,592
                                                             --------       --------       --------

Earnings before extraordinary item.....................      $ 16,623       $ 30,597       $ 30,549

Extraordinary item net of tax (Note 11)................             -              -         (2,990)
                                                             --------       --------       ---------

Net earnings...........................................      $ 16,623       $ 30,597       $ 27,559
                                                             ========       ========       ========


   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                                  (000 OMITTED)

                                                            ASSETS
                                                            ------
Current assets:                                                                   1997                1996
                                                                                --------            --------
          Cash and cash equivalents (Note 1).......................             $     88            $     91

          Receivables -
               Trade, less allowance of $665,000
               in 1997 and $685,000 in 1996........................               18,207              18,226

               Parent (Notes 1 and 4)..............................               66,945              63,863

               Other...............................................                  565               1,263

          Materials, supplies and fuel (Note 1)....................                8,738               8,176

          Prepaid expenses.........................................                1,722               2,028
                                                                                --------            --------

               Total current assets................................             $  6,265            $ 93,647
                                                                                --------            --------

Property and equipment, at cost (Notes 4 and 6):

          Towboats and barges......................................             $590,100            $580,546

          Terminals and other facilities...........................               46,139              44,402

          Land.....................................................                4,727               4,612
                                                                                --------            --------

               Total property and equipment, at cost...............             $640,966            $629,560

           Less - accumulated depreciation.........................              333,489             323,120
                                                                                --------            --------

               Net property and equipment..........................             $307,477            $306,440
                                                                                --------            --------

Other assets:

          Deferred pension charges (Note 2)........................             $ 14,520            $ 13,587

          Unamortized debt expense, deferred
           maintenance and other (Notes 1 and 6)...................                5,033               4,117
                                                                                --------            --------

               Total other assets..................................             $ 19,553            $ 17,704
                                                                                --------            --------

               Total assets........................................             $423,295            $417,791
                                                                                ========            ========

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                  (000 OMITTED)


                                                                                  1997                1996
                                                                                --------            --------
Current liabilities:
     Current portion of long-term debt (Note 4)....................             $  4,351            $  3,986
     Accounts payable..............................................               18,199              11,224
     Reserve for insurance claims (Note 1).........................               11,980              11,881
     Accrued expenses..............................................                4,495               5,616
     Interest payable..............................................                3,944               4,063
     Other taxes payable...........................................                3,221               4,119
     Income taxes payable (Note 5).................................                  955               1,123
     Other current liabilities.....................................                9,119               9,851
                                                                                --------            --------
          Total current liabilities................................             $ 56,264            $ 51,863
                                                                                --------            --------
Long-term debt (Note 4)............................................             $132,142            $137,313
                                                                                --------            --------

Reserves and deferred credits:
     Deferred income taxes (Note 5)................................             $ 57,940            $ 54,594
     Unamortized investment tax credits (Note 5)...................                2,515               2,999
     Post-retirement health care (Note 3)..........................                8,569               8,798
     Coal miners retiree health care (Note 11).....................                3,300               3,500
     Other reserves................................................                2,057               2,437
                                                                                --------            --------
          Total reserves and deferred credits......................             $ 74,381            $ 72,328
                                                                                --------            --------

Commitments and contingencies (Notes 7 and 11)
Stockholder's equity (Note 4):
     Common stock, $100 par value -
          Authorized shares - 1,000
          Issued shares - 15 1/2...................................             $      1            $      1
     Capital in excess of par value................................               52,519              52,519
     Retained earnings.............................................              107,988             103,767
                                                                                --------            --------
          Total stockholder's equity...............................             $160,508            $156,287
                                                                                --------            --------

Total liabilities and stockholder's equity.........................             $423,295            $417,791
                                                                                ========            ========


   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                     (000 OMITTED EXCEPT SHARES OUTSTANDING)


                                                                  Capital in
                                              Common Stock         Excess of     Retained
                                               Outstanding         Par Value      Earnings      Total
                                               -----------         ---------      --------      -----
                                            Shares    Amount
                                            ------    ------
Balance December 31, 1994:                   15.5     $     1       $52,519      $ 96,386      $148,906

Net earnings..............................    0.0           0             0        27,559        27,559
Dividends to Parent.......................    0.0           0             0       (27,559)      (27,559)
                                             ----     -------       -------      --------      --------

Balance December 31, 1995:                   15.5     $     1       $52,519      $ 96,386      $148,906

Net earnings..............................    0.0           0             0        30,597        30,597
Dividends to Parent.......................    0.0           0             0       (22,948)      (22,948)
Pension liability adjustment, net.........    0.0           0             0          (268)         (268)
                                             ----     -------       -------      --------      --------

Balance December 31, 1996:                   15.5     $     1       $52,519      $103,767      $156,287

Net earnings..............................    0.0           0             0        16,623        16,623
Dividends to Parent.......................    0.0           0             0       (12,467)      (12,467)
Pension liability adjustment, net.........    0.0           0             0            65            65
                                             ----     -------       -------      --------      --------

Balance December 31, 1997:                   15.5     $     1       $52,519      $107,988      $160,508
                                             ====     =======       =======      ========      ========


   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                  (000 OMITTED)

                                                                        1997              1996              1995
                                                                      --------          --------          --------
Cash flows from operating activities:
Net earnings................................................          $ 16,623          $ 30,597          $ 27,559
Adjustments to reconcile net earnings to net cash
provided by operating activities:
        Extraordinary provision for coal miners
          retiree health care, net of tax...................                 -                 -             2,990
        Depreciation and amortization.......................            22,675            22,554            22,897
        Deferred and current income taxes...................             3,178                (2)              157
        Net (gain) loss on sale of assets...................                42               (35)             (475)
        Other changes in assets and liabilities:
          Trade and other receivables.......................                19             6,804              (389)
          Materials, supplies and fuel......................              (562)             (199)              322
          Accounts payable..................................             6,975            (6,292)            5,811
          Accrued expenses and other current
          liabilities.......................................            (2,771)           (2,473)            9,879
        Post-retirement health care.........................              (229)               72                14
        Other...............................................            (2,101)            3,649              (160)
                                                                      --------          --------          --------

Net cash provided by operating activities...................          $ 43,849          $ 54,675          $ 68,605
                                                                      --------          --------          --------

Cash flows from investing activities:
        Capital expenditures................................          $(25,700)         $(47,851)         $(20,900)
        (Increase) decrease in Parent receivable                        (3,082)           (3,505)            1,508
        Proceeds from other asset dispositions..............             2,138             1,548             3,561
                                                                      --------          --------          --------

Net cash used by investing activities.......................          $(26,644)         $(49,808)         $(15,831)

Cash flows from financing activities:
        Repayment of long-term debt.........................          $ (4,806)         $ (7,288)         $ (3,575)
        Cash dividends paid to Parent.......................           (12,467)          (22,948)          (27,559)
        Other...............................................                65              (268)                -
                                                                      --------          --------          --------

Net cash used by financing activities.......................          $(17,208)         $(30,504)         $(31,134)
                                                                      --------          --------          --------

Net increase (decrease) in cash and cash
  equivalents...............................................          $     (3)         $(25,637)         $ 21,640
                                                                      --------          --------          --------

Cash and cash equivalents at beginning of year                              91            25,728             4,088
                                                                      --------          --------          --------

Cash and cash equivalents at end of year....................          $     88          $     91          $ 25,728
                                                                      ========          ========          ========

Supplemental disclosures of cash flow information:
Cash paid during the year for:
        Interest, net of amounts capitalized................          $ 13,582          $ 14,167          $ 14,629
        Income taxes........................................          $  5,293          $ 17,450          $ 17,087

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995


(1)  SIGNIFICANT ACCOUNTING POLICIES

Midland Enterprises Inc. (the "Company") is a wholly-owned subsidiary of Eastern Enterprises ("Eastern") of Weston, Massachusetts. The Company's principal business is barge transportation of bulk commodities on the Ohio and Mississippi Rivers and their tributaries. The major commodity transported is coal, which accounts for nearly two thirds of the Company's tonnage, the majority of which is transported to various electric utilities in the eastern half of the United States. The Company also provides bulk terminalling and shipyard repair services at select locations which accounts for approximately 10% of its consolidated revenues. A substantial amount of the Company's revenues relate to spot or annual contracts for transportation and terminalling. Approximately 44% of the Company's revenues are derived from multi-year transportation and terminalling contracts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated. The significant accounting policies followed by the Company and its subsidiaries are described below:

     (a) Cash equivalents - Cash equivalents are comprised of highly liquid investment instruments with original maturities of three months or less. Such short-term investments are classified as investments available for sale and are valued at market in accordance with SFAS No. 115. Unrealized gains/losses on investments available for sale are immaterial.

     (b) Transactions with Parent - Parent receivables represent advances to Eastern which bear interest at the applicable Federal rate as defined in the Internal Revenue Code: 5.9% in 1997, 5.75% in 1996, and 6.4% in 1995. The Company was also charged a corporate overhead allocation from its parent computed on several factors including direct corporate management time, revenues, capitalization and employees, which management believes is a reasonable method of allocation.

     (c) Materials, supplies and fuel - Materials, supplies and fuel are stated at the lower of cost (first-in, first-out or average) or market.

     (d) Unamortized debt expense - Unamortized debt expense represents fees and discounts incurred in obtaining long-term debt. Such costs are being amortized over the terms of the respective bond issues.

     (e) Accounting for income on tows in progress - The Company recognizes income on tows in progress on the percentage of completion method by relating the number of miles completed to date to the total miles to be traveled.

     (f) Reserve for insurance claims - The Company is self-insured for personal injury and property claims, which are insured above a deductible amount of $600,000 per occurrence. The Company's estimate of liability for the self-insured claims is included in the reserve for insurance claims in the Consolidated Balance Sheets. Payments made for losses incurred are netted against the related liability for the loss.

     (g) Reclassifications - Certain reclassifications of previously reported amounts have been made to conform with current classifications.

     (h) Environmental matters - Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     (i) Impairment of long-lived assets - The recoverability of long-lived assets is evaluated by the Company on a continuing basis. In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Based on such evaluations, there were no impairment charges in 1997.

     (j) Deferred maintenance - The Company defers the cost of engine overhauls on certain towboats and amortizes these costs over the estimated life of the repair, which generally range from 2 to 4 years.

(2)  RETIREMENT AND EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries, through various Company-administered plans and union-administered plans, provide retirement benefits for substantially all of their employees. Normal retirement age is 65, but provision is made for earlier retirement. Benefits under non-union plans are based on salary or wages and years of service, while benefits under union plans are based on negotiated amounts and years of service.

The funding of retirement and employee benefit plans is in accordance with the requirements of the plans and collective bargaining agreements and, where applicable, is in sufficient amount to satisfy the "Minimum Funding Standards" of the Employee Retirement Income Security Act of 1974.

The net pension cost for these plans and agreements charged to income was as follows:

                                                                                 1997              1996                1995
                                                                               --------           -------             -------
                                                                                               (000 Omitted)
Company-administered plans                                                     $     35           $     4             $    86
Multi-employer union retirement and welfare plans                                   270               293                 294
                                                                               --------           -------             -------

     Total Net Pension Cost                                                    $    305           $   297             $   380
                                                                               ========           =======             =======

The net pension cost for Company-administered plans consisted of:

                                                                                 1997              1996                1995
                                                                               --------           -------             -------
                                                                                               (000 Omitted)
Service cost                                                                   $  1,451           $ 1,318             $ 1,280
Interest cost on projected benefit obligation                                     2,230             2,021               1,821
Actual return on plan assets                                                    (12,255)           (4,543)             (7,094)
Net amortization and deferral                                                     8,609             1,208               4,079
                                                                               --------           -------             -------
     Total Net Pension Cost                                                    $     35           $     4             $    86
                                                                               ========           =======             =======

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(2)  RETIREMENT AND EMPLOYEE BENEFIT PLANS (Continued)

The assumptions used to determine the annual pension expense and the projected benefit obligation at the end of the year were as follows:

                                                                  1997           1996           1995
                                                                --------       --------       --------
Assumed discount rate                                             7.5%           7.5%           7.5%
Assumed rate of compensation increase                             4.8%           4.8%           4.8%
Expected rate of return on plan assets                            8.5%           8.5%           8.5%

The following table sets forth the funded status of the Company-administered plans and amounts recognized in the consolidated balance sheets as of December 31, 1997 and 1996 respectively, utilizing actuarial measurement dates as of October 1, 1997 and 1996:

                                                                       1997                     1996
                                                                     --------                  -------
                                                                                (000 Omitted)
Actuarial present value of benefit obligations:
     Accumulated benefit obligations, including:
          Vested benefits                                            $ 23,637                  $19,120
          Non-vested benefits                                           3,073                    2,502
                                                                     --------                  -------
                                                                       26,710                   21,622
     Effect of future salary increases                                  5,955                    4,961
                                                                     --------                  -------

Projected benefit obligations for services
     rendered to date                                                $ 32,665                  $26,583
                                                                     ========                  =======

Plan assets at fair value, primarily listed
     stocks and bonds                                                $ 57,123                  $45,929
Less-Projected benefit obligations                                     32,665                   26,583
                                                                     --------                  -------

Excess of plan assets over projected benefit
     obligations                                                       24,458                   19,346
Unrecognized net obligation at December 31, 1985
     amortized over 13-15 years                                          (154)                    (228)
Unrecognized net actuarial gain                                       (11,576)                  (7,272)
Unrecognized prior service cost                                         1,529                    1,491
Amounts contributed to plans during fourth quarter                         48                       26
Unfunded accumulated benefits                                            (614)                    (730)
                                                                     --------                  -------

     Net Pension Assets                                              $ 13,691                  $12,633
                                                                     ========                  =======

Certain of the Company's subsidiaries participate in one or more multi-employer pension plans, and contribute to such plans in amounts required by the applicable union contracts. Contribution levels are negotiated between the subsidiaries and the unions. A subsidiary would be required under the Federal law to compute its liability for, and accelerate its funding of, its proportionate share of a multi-employer plan's unfunded vested benefits (if any) upon its withdrawal from, or the termination of, such a plan.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company and its subsidiaries, through various Company-administered plans and other union retirement and welfare plans under collective bargaining agreements, provide certain health care and life insurance benefits for retired employees. The Company's employees, who are participants in the pension plans, become eligible for these benefits if they reach retirement age while working for the Company.

The net post-retirement benefit cost of these plans and agreements charged to expense was as follows:

                                                                                      December 31
                                                                      1997              1996            1995
                                                                      ----              ----            ----
                                                                                    (000 Omitted)
Service cost                                                         $  106            $  113           $126
Interest cost on accumulated benefit obligation                         876               852            733
Net amortization and deferral                                            92                71             51
                                                                     ------            ------           ----
     Net periodic post-retirement benefit costs                      $1,074            $1,036           $910
                                                                     ======            ======           ====

The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets as of December 31, 1997 and 1996 (using a measurement date of October 1, 1997 and 1996):

                                                                            December 31
                                                                       1997                        1996
                                                                     -------                     -------
                                                                               (000 Omitted)
Accumulated benefit obligation:
     Retirees                                                        $11,535                     $ 9,134
     Fully eligible plan participants                                  2,174                       2,008
     Other active plan participants                                    1,559                       1,649
                                                                     -------                     -------
                                                                     $15,268                     $12,791

Plan assets at fair value                                                  -                           -
                                                                     -------                     -------
Accumulated benefit obligation in excess of
     plan assets                                                     $15,268                     $12,791
Unrecognized net (loss)/gain                                          (8,071)                     (5,531)
Unrecognized prior service cost                                        1,372                       1,538
                                                                     -------                     -------
Post-retirement health care reserve                                  $ 8,569                     $ 8,798
                                                                     =======                     =======

The weighted average discount rate used in determining the accumulated benefit obligation was 7.5%. A 7% increase in cost of covered health care benefits has been assumed for 1997 and 1996. The health care inflation rate is assumed to be 7% through 1999, 6% in 2000 and 5% thereafter. A one percentage point increase in the assumed health care cost trend would have increased the net periodic post-retirement benefit cost by $90,000 in 1997 and $61,000 in 1996 and the accumulated post-retirement benefit obligation by $1,194,000 and $792,000 in 1997 and 1996, respectively.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


(4)  LONG-TERM OBLIGATIONS AND CREDIT AGREEMENTS

     (a)  Long-term debt consists of the following:

                                                                                           December 31
                                                                                   1997                  1996
                                                                                  ------                 ----
                                                                                           (000 Omitted)
First Preferred Ship Mortgage Bonds -

          9.9% Series, payable in annual amounts of
                    $5,000,000 beginning in 1999 to 2008                         $ 50,000              $ 50,000
          8.1%-9.85% Medium Term Notes, Series A,
                    due 2002-2012                                                  68,000                68,000
                                                                                 --------              --------
                         Total Mortgage Bonds                                    $118,000              $118,000
                                                                                 --------              --------

Obligations under Capital Leases and Other -

          BA Leasing & Capital Corporation (Successor
                    to Wells Fargo Leasing Corporation)                          $  4,082              $  5,146
          Security Pacific Equipment Leasing, Inc.                                 10,534                12,397
          Westinghouse Credit Corporation                                           6,086                 7,358
          Other (including unamortized debt discount)                                (679)                 (746)
                                                                                 --------               -------

                                                                                 $ 20,023              $ 24,155
                                                                                 --------              --------

Less:
          Current portion of long-term debt included above                       $  4,351              $  3,986
          Monies on deposit (d)                                                     1,530                   856
                                                                                 --------              --------
                                                                                 $  5,881              $  4,842
                                                                                 --------              --------

          Total Long-Term Debt                                                   $132,142              $137,313
                                                                                 ========              ========

The First Preferred Ship Mortgage Bonds and obligations under capital leases are secured by approximately half of the Company's towboats and barges and by assignment of rentals for that equipment payable to the Company by its subsidiaries. The 9.9% Series Bonds are callable beginning April 1, 1998.

Under the most restrictive of the mortgage indentures, the Company, (a) may not pay dividends, reacquire its common stock or make any advances or loans to its stockholder or subsidiaries of its stockholder except to the extent of the sum of (i) Consolidated Net Earnings after December 31, 1988, (ii) the net proceeds of the sale of stock of the Company after December 31, 1988, and (iii) the amount of $50,000,000 with respect to any advances or loans to its stockholder or to subsidiaries of its stockholder, (b) is required to maintain Consolidated Net Current Assets at least equal to $1,250,000, and (c) may not incur or permit any of its subsidiaries to incur additional Senior Unsecured Funded Debt except for refunding unless immediately thereafter Consolidated Net Tangible Assets will aggregate at least 150% of (i) Consolidated Senior Unsecured Funded Debt (excluding therefrom unsecured loans or advances to the Company from its stockholder, plus (ii) Consolidated Senior Secured Funded Debt (all terms as defined in the applicable indenture). Under these agreements, $29,050,000 of retained earnings at December 31, 1997 are available for additional dividends to Eastern.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)  LONG-TERM OBLIGATIONS AND CREDIT AGREEMENTS (Continued)

Included in obligations under capital leases is $20,702,000 of barge lease obligations having a weighted average interest rate of 10%. Minimum lease payments under these agreements are due in installments through 2003; principal payments due for the next five years amount to $4,351,000 in 1998, $4,793,000 in 1999, $5,280,000 in 2000, $4,228,000 in 2001, $1,695,000 in 2002, and $335,000
thereafter.

     (b)  Credit Agreements

Eastern maintains a credit agreement with a group of banks which provides for the borrowing by Eastern and certain subsidiaries of up to $100,000,000 at any time through December 31, 2001. The Company's maximum available borrowings under the credit agreement are $50,000,000. The agreement requires a facility fee of 1/8 of 1% of the commitment. The Registrant had no borrowings outstanding under this agreement in 1996 or 1997. The interest rate for borrowings is the agent bank's prime rate, or, at borrower's option, various alternatives.

     (c)  Consolidated Five Year Sinking Funds and Maturities

The aggregate annual sinking fund requirements and current maturities of long-term debt, including capital leases, for the next five years amount to $4,351,000 in 1998, $9,793,000 in 1999, and $10,280,000 in 2000, $9,228,000 in
2001, and $9,695,000 in 2002.

     (d)  Deposited Monies

Monies on deposit with trustee are netted against long-term debt. In accordance with the provision of certain bond indentures, these amounts represent deposits with the bond trustee for the equipment mortgaged under the bond indenture and subsequently retired from service. It is the Company's intention to repurchase its own bonds with these funds to be used for sinking fund requirements.

(5)  INCOME TAXES

The Company and its subsidiaries are members of an affiliated group of companies which files a consolidated Federal Income Tax return with Eastern. The Companies follow the policy, established for the group, of providing for Federal Income Taxes which would be payable on a separate company basis. For financial reporting purposes, investment tax credits were deferred and are being amortized to income over the book life of the related property and equipment.

The following is a summary of the provision for income taxes:

                                                                              Years Ended December 31,
                                                                              ------------------------
                                                                 1997                   1996                    1995
                                                                 ----                   ----                    ----
                                                                                   (000 omitted)
Current:
     Federal                                                    $5,564                $ 16,071                $15,569
     State                                                        (227)                  1,035                  1,028
                                                                ------                --------                -------
               Total Current Provisions                         $5,337                $ 17,106                $16,597

Deferred:
     Federal                                                    $3,301                $    460                $   765
     State                                                        (174)                      -                    230
                                                                ------                --------                -------
               Total Deferred Provision                         $3,127                $    460                $   995
                                                                ------                --------                -------
               Total Provision                                  $8,464                $ 17,566                $17,592
                                                                ======                ========                =======

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(5)  INCOME TAXES (Continued)

The following reconciles the statutory U.S. Federal Income Tax provision to the recorded income tax provision:

                                                                                         Year Ended December 31,
                                                                     1997                        1996                     1995
                                                                     ----                        ----                     ----
                                                                                             (000 Omitted)
Statutory rate                                                          35%                          35%                      35%
Computed provision for income taxes
          at statutory Federal rate                                 $8,781                      $16,857                  $16,850
Increase (decrease) from statutory
          rate resulting principally from:
  State taxes, net of Federal benefit                                 (261)                         673                      817
  Nondeductible expenses                                                47                           40                       53
  Non taxable interest                                                  --                         (126)                    (128)
  Other, net                                                          (103)                         122                       --
                                                                    ------                      -------                  -------
Provision for income taxes                                          $8,464                      $17,566                  $17,592
                                                                    ======                      =======                  =======


Significant items making up deferred tax liabilities and deferred tax assets including amounts classified as current, as of December 31, 1997 and 1996, are as follows:

                                                                                1997                           1996
                                                                                ----                           ----
                                                                                            (000 Omitted)
Assets:
  Post-retirement benefits                                                    $  2,914                       $  2,989
  Other                                                                          6,758                          7,859
                                                                              --------                       --------

          Total Deferred Tax Assets                                              9,672                         10,848

Liabilities:
  Accelerated depreciation                                                     (61,014)                       (58,836)
  Other                                                                         (5,900)                        (6,092)
                                                                              --------                       --------

          Total Deferred Tax Liabilities                                      $(66,914)                      $(64,928)
                                                                              --------                       --------

                    Total Deferred Taxes                                      $(57,242)                      $(54,080)
                                                                              ========                       ========


(6)  PROPERTY AND EQUIPMENT

     (a) Depreciation and Amortization - Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment which range from 2 to 40 years. Depreciation and amortization as a percentage of average depreciable assets was 3.6% in 1997 and 3.7% in 1996, respectively.

     (b) Maintenance & Repairs - The costs of routine maintenance and repairs are charged to expense as incurred. Major renovations and renewals, which benefit future periods or extend the life of the asset, are capitalized and amortized over their estimated useful lives.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


(6)  PROPERTY AND EQUIPMENT (Continued)


     (c) Interest During Construction - The Company reflects as an element of cost in all major construction projects the estimated cost of borrowed funds employed during the period of construction. Capitalized interest is amortized over the estimated useful life of the property or equipment.

     (d) The following is the property value of leased barges under capitalized leases:

                                                                             1997                   1996
                                                                             ----                   ----
                                                                                     (000 Omitted)
     Assets:
          Leased Barges                                                    $ 55,887              $ 56,411
          Less:  Accumulated Depreciation                                   (45,624)              (43,063)
                                                                           --------              --------

          Total Leased Barges Under Capitalized Leases                     $ 10,263              $ 13,348
                                                                           ========              ========

(7)  COMMITMENTS

The Company has entered into purchase commitments for new hopper barges to be delivered during 1998 totaling approximately $46 million.

The Company and its subsidiaries lease certain facilities, vessels and equipment under long-term operating leases which expire on various dates through 2079. The minimum rental commitment for noncancelable operating leases at December 31, 1997 is as follows:


             Minimum
          Years Ending                                              Annual Rental
          ------------                                              -------------
                                                                    (000 Omitted)
              1998                                                     $ 2,231
              1999                                                       2,220
              2000                                                       1,964
              2001                                                       1,909
              2002-2079                                                  5,673
                                                                       -------

             Total                                                     $13,997
                                                                       =======

(8)  SIGNIFICANT CUSTOMERS

In 1997, one utility customer, The Cincinnati Gas and Electric Co., accounted for approximately 10% of the Company's total consolidated operating revenues. In addition, amounts due from Cincinnati Gas and Electric Co. comprised approximately 11% of the Company's trade accounts receivable as of December 31, 1997. No other customer, or group of customers under common control, accounted for more than 10% of revenues in 1997, 1996 or 1995.

(9)  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

Cash, trade receivables and accounts payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


(9)  FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)


Long-term debt: The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

                                                           Carrying                            Fair
                                                            Amount                             Value
                                                            ------                             -----
                                                                         (000 Omitted)
               December 31, 1997

               Long-term debt                               $115,791                         $130,451

               December 31, 1996

               Long-term debt                               $116,398                         $137,940


(10) UNAUDITED INTERIM FINANCIAL INFORMATION

The following table summaries the Company's reported unaudited consolidated quarterly results of operations for the years ended December 31, 1997 and 1996.

                                                           Mar. 31               June 30           Sept. 30              Dec. 31
                                                           -------               -------           --------              -------
                                                                                        (000 Omitted)
1997
----
Revenues                                                   $64,382               $68,113            $67,650              $69,114

Operating earnings                                         $ 5,425               $ 9,104            $10,060              $10,024

Net earnings                                               $ 2,126               $ 4,275            $ 5,125              $ 5,097

1996

Revenues                                                   $75,879               $77,000            $74,497              $74,504

Operating earnings                                         $14,011               $15,612            $14,663              $14,129

Net earnings                                               $ 7,377               $ 8,086            $ 7,791              $ 7,343

(11)  Extraordinary Item - Coal Miners Retiree Health Care

In 1993, Midland's Parent, Eastern Enterprises ("Parent"), received notice from the Social Security Administration claiming that the Parent is responsible for health care and death benefit premiums for a certain group of retired coal miners and their beneficiaries under the federal Coal Industry Retiree Health Benefit Act of 1992 ("Coal Act"). In 1995, 1996, and 1997 the Parent received further notices from the Social Security Administration for an additional group of retired coal miners and their beneficiaries. In 1993 and 1995, the Parent recorded extraordinary charges to provide for its estimated undiscounted obligations under the Coal Act with respect to the retired coal miners and their beneficiaries assigned to the Parent as discussed in the Parent's 1996 Annual Report. A portion of the assignments to the Parent is allegedly due to the Parent's relationship to a predecessor entity of Midland which is no longer in business.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


(11)  Extraordinary Item - Coal Miners Retiree Health Care (Continued)


The Parent's constitutional challenge to the Coal Act failed in the First Circuit Court of Appeals, which affirmed the federal district court's finding of constitutionality. However, the Parent's petition for a writ of certiorari in the Supreme Court was granted and oral argument will be heard in March 1998. The Parent has asserted a claim against Peabody Holding Company, Inc. ("Peabody"), to which the Parent sold its coal subsidiaries in 1987, that any liabilities under the Coal Act should be borne by Peabody and such subsidiaries. The Parent has posted security to delay payment of premiums pending the final outcome of its constitutional challenge. The Parent is also aware of several other lawsuits challenging the constitutionality of the Coal Act.

In 1995, Midland recorded a reserve of $4,600,000 ($2,990,000 after-tax) to provide for its estimated undiscounted obligations under the Coal Act. This after-tax amount of $2,990,000 was properly reflected as an extraordinary item. No additional reserve was recorded for 1996 or 1997, as the impact of the additional notices received in 1996 was offset by a decrease in the estimated rate of medical inflation. As of December 31, 1997 and 1996, $1.3 million and $1.1 million, respectively, of this reserve is included in Other current liabilities. Midland's obligation could range from a nominal amount to more than $8 million depending on the outcome of challenges to the constitutionality of the Coal Act or other factors including administrative review of assigned individuals, the availability of transfers from the Abandoned Mine Reclamation Fund to pay for the health care premiums of unassigned miners and their beneficiaries, the setting of premiums, medical inflation rates, Medicare reimbursements, other changes in government health care programs, and possible changes in the terms of, or repeal of, the Coal Act.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES


                  UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

                                  (000 OMITTED)

                                                            For the Three Months Ended               For the Six Months Ended
                                                            --------------------------               ------------------------
                                                            June 30,           June 30,            June 30,            June 30,
                                                              1998               1997                1998                1997
                                                              ----               ----                ----                ----
Revenues                                                    $65,163            $68,113             $127,821            $132,495
                                                            -------            -------             --------            --------

Operating costs and expenses:
   Operating expenses...............................        $44,156            $46,323             $ 87,315            $ 92,849
   Depreciation and amortization....................          5,921              5,667               11,737              11,323
   Selling, general & administrative................          3,030              2,880                6,164               5,386
   Overhead allocation from Parent..................            750                725                1,500               1,450
   Taxes, other than income.........................          3,585              3,415                7,297               6,956
                                                            -------            -------             --------            --------
                                                            $57,442            $59,010             $114,013            $117,964
                                                            -------            -------             --------            --------
Operating earnings                                          $ 7,721            $ 9,103             $ 13,808            $ 14,531
                                                            -------            -------             --------            --------

Other income (expense):
   Interest income from Parent......................        $    86            $ 1,034             $    990            $  2,051
   Interest income other ...........................             37                  4                   57                  14
   Gain (Loss) on sale of assets
     and other, net.................................             89                (44)                 184                 (97)
                                                            -------            -------             --------            --------
                                                            $   212            $   994             $  1,231            $  1,968
                                                            -------            -------             --------            --------

Interest expense:
   Long-term debt...................................        $ 2,044            $ 3,406             $  5,346            $  6,819
   Other, including amortization
     of debt expense................................             39                 51                   86                  95
                                                            -------            -------             --------            --------
                                                            $ 2,083            $ 3,457             $  5,432            $  6,914
                                                            -------            -------             --------            --------

Earnings before income taxes........................        $ 5,850            $ 6,640             $  9,607            $  9,585

Provision for income taxes..........................          2,106              2,365                3,475               3,184
                                                            -------            -------             --------            --------

Earnings before extraordinary items.................        $ 3,744            $ 4,275             $  6,132            $  6,401
                                                            -------            -------             --------            --------

Extraordinary items, net of tax:
   Credit for coal
     miners retiree health care (Note 2)............        $ 2,827            $     -                2,827            $      -

   Loss on early retirement of
     debt (Note 3)..................................              -                  -               (1,465)                  -
                                                            -------            -------             --------            --------

Net earnings........................................        $ 6,571            $ 4,275                7,494            $  6,401
                                                            =======            =======             ========            ========

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES


                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                  (000 OMITTED)

                                     ASSETS
                                     ------

                                                                          June 30,                 June 30,
                                                                            1998                     1997
                                                                            ----                     ----
Current assets:
   Cash and cash equivalents........................                      $     65                 $     58
   Receivables
      Trade, net....................................                        16,556                   17,016
      Parent........................................                             -                   73,576
      Other.........................................                         1,273                    1,325
   Materials, supplies & fuel.......................                         7,497                    7,992
   Prepaid expenses.................................                         2,926                    1,081
                                                                          --------                 --------

Total current assets................................                      $ 28,317                 $101,048
                                                                          --------                 --------

Property and equipment, at cost.....................                      $664,262                 $623,720
   Less-accumulated depreciation....................                       342,831                  327,255
                                                                          --------                 --------

Net property and equipment..........................                      $321,431                 $296,465
                                                                          --------                 --------

Other assets:
   Deferred pension charges.........................                      $ 14,520                 $ 13,845
   Other............................................                         4,999                    3,857
                                                                          --------                 --------

Total other assets..................................                      $ 19,519                 $ 17,702
                                                                          --------                 --------

Total assets........................................                      $369,267                 $415,215
                                                                          ========                 ========

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES


                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                  (000 OMITTED)

                                                                                June 30,                June 30,
                                                                                  1998                    1997
                                                                                  ----                    ----
Current liabilities:
   Current portion of long-term debt..........................                  $  4,545                $  4,183
   Accounts payable Parent....................................                     2,436                       -
   Accounts payable trade.....................................                    10,465                  10,043
   Reserve for insurance claims...............................                    11,918                  13,326
   Interest payable...........................................                     2,649                   4,009
   Taxes payable..............................................                     3,175                   1,518
   Accrued expenses...........................................                     3,923                   4,888
   Other current liabilities..................................                     9,841                   9,707
                                                                                --------                --------

Total current liabilities.....................................                  $ 48,952                $ 47,674
                                                                                --------                --------

Long-term debt................................................                  $ 81,461                $135,084
                                                                                --------                --------

Reserves and deferred credits:
   Deferred income taxes......................................                  $ 61,063                $ 57,552
   Unamortized investment tax credits.........................                     2,306                   2,747
   Post-retirement health care................................                     8,873                   8,763
   Coal miners retiree health care............................                         -                   3,400
   Other reserves.............................................                     2,110                   2,108
                                                                                --------                --------

Total reserves and deferred credits...........................                  $ 74,352                $ 74,570
                                                                                --------                --------

Stockholder's equity:
   Common stock, $100 par value 0
     Authorized shares - 1,000
     Issued shares - 15 1/2...................................                  $      1                $      1
   Capital in excess of par value.............................                    52,519                  52,519
   Retained earnings..........................................                   111,982                 105,367
                                                                                --------                --------

Total Stockholder's equity....................................                  $164,502                $157,887
                                                                                --------                --------

Total liabilities and stockholder's equity....................                  $369,267                $415,215
                                                                                ========                ========

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES


                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (000 OMITTED)

                                                                                                 For the Six Months Ended
                                                                                                 ------------------------
                                                                                              June 30,                  June 30,
                                                                                                1998                      1997
                                                                                                ----                      ----
Cash flows from operating activities:
     Net earnings.......................................................                      $  7,494                 $  6,401
     Adjustments to reconcile net earnings to
          net cash provided by operating activities:
          Extraordinary items, net......................................                        (1,362)                       -
          Depreciation and amortization.................................                        11,737                   11,323
          Deferred and current income taxes.............................                           949                     (730)
          Net loss on sale of assets....................................                             2                       40
          Other changes in assets and liabilities
               Trade and other receivables..............................                         1,651                     (288)
               Materials, supplies & fuel...............................                         1,241                      184
               Accounts payable.........................................                        (7,734)                  (1,181)
               Accrued expenses and other current liabilities                                      332                      484
               Other....................................................                        (1,850)                   1,537
                                                                                              --------                 --------

Net cash provided by operating activities...............................                      $ 12,460                 $ 17,770
                                                                                              --------                 --------

Cash flows from investing activities:
     Capital expenditures...............................................                      $(26,540)                $ (2,363)
     Decrease (increase) in Parent receivable...........................                        69,381                   (9,713)
     Proceeds from asset dispositions...................................                           725                    1,106
                                                                                              --------                 --------

Net cash provided (used) in investing activities........................                      $ 43,566                 $(10,970)
                                                                                              --------                 --------

Cash flows from financing activities:
     Repayment of long-term debt........................................                      $(52,549)                $ (2,032)
     Cash dividends paid to Parent......................................                        (3,500)                  (4,801)
                                                                                              --------                 --------

Net cash used in financing activities...................................                      $(56,049)                $ (6,833)
                                                                                              --------                 --------

Net decrease in cash and cash equivalents...............................                      $    (23)                $    (33)

Cash and cash equivalents at beginning of period........................                            88                       91
                                                                                              --------                 --------

Cash and cash equivalents at end of period..............................                      $     65                 $     58
                                                                                              ========                 ========

Supplemental disclosures of cash flows information:
     Cash paid during the period for:
          Interest, net of amounts capitalized..........................                      $  6,631                 $  6,839
          Income taxes..................................................                      $  2,468                 $  3,575

   The accompanying notes are an integral part of these financial statements.

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
                 Notes to Unaudited Interim Financial Statements
                                  June 30, 1998

(1)  ACCOUNTING POLICIES

It is Midland's opinion that the financial information contained in this report reflects all adjustments necessary to present a fair statement of the results for the periods reported, but such results are not necessarily indicative of results to be expected for the year, due to the somewhat seasonal nature of Midland's operations. All such adjustments were of a normal, recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in this Prospectus pursuant to the rules and regulations of the Commission. However, the disclosures herein when read with the annual report to 1997 filed on Form 10-K are adequate to make the information presented not misleading.

(2)  COAL MINERS RETIREE HEALTH CARE

On June 25, 1998, the U.S. Supreme Court ruled that the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act") is unconstitutional as applied to Midland's parent, Eastern Enterprises.


In 1995, the Company had established a reserve of $4.6 million to fund its portion of Eastern's liability under the Coal Act. As a result of the Supreme Court's decision, the Company reversed this reserve, less associated expenses, resulting in an extraordinary gain of $4.3 million pre-tax or $2.8 million net in the second quarter of 1998.


(3)  DEBT

In March 1998, the Company utilized the receivable from Parent to call $50 million of 9.9% First Preferred Ship Mortgage Bonds, due 2008. In extinguishing this debt, the Company recognized an extraordinary charge of $2.3 million pretax or $1.5 million net.

The Company has entered into forward treasury rate lock agreements in order to hedge the interest rate on long-term debt anticipated to be issued in late 1998. The treasury rate locks are for $75 million at a 10-year treasury rate of 5.68% with a final determination date of September 29, 1998. Upon issuance of the debt, any gain or loss associated with the treasury rate lock agreements will be amortized to interest expense over the term of the related debt.

                                                                     SCHEDULE II

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                  (000 OMITTED)

                                                                     ADDITIONS                          DEDUCTIONS
                                                                   -------------                      --------------
                                                                                                        Charges
                                                                                                       for which
                                                   Balance           Charged          Charged           Reserves           Balance
                                                  Beginning          Costs &         to Other             Were             End of
                                                   Of Year          Expenses         Accounts           Created              Year
                                                   -------          --------         --------           -------              ----
1997
----

Allowances and reserves deducted
  from assets-
    Allowance for doubtful accounts                $   685                 -                -          $    (20)           $   665
                                                   =======           =======           ======          ========            =======

Reserves included in liabilities-
    Reserves for environmental expenses                915                 -                -              (158)               757
    Reserve for insurance claims                    11,881             6,248             (530)           (5,619)            11,980
    Reserve for post-retirement
       health care                                   8,798             1,073                -            (1,302)             8,569
    Reserve for employee benefits                    4,840             6,083                -            (6,440)             4,483
    Reserve for coal miners retiree
      health care                                    4,600                 -                -                 -              4,600
                                                   -------           -------           ------          --------            -------
    Total Other Reserves                           $31,034           $13,404           $ (530)         $(13,519)           $30,389
                                                   =======           =======           ======          ========            =======

1996
----

Allowances and reserves deducted
    from assets-
      Allowance for doubtful accounts              $   685                 -                -                 -            $   685
                                                   =======           =======           ======          ========            =======

Reserves included in liabilities -
    Reserves for environmental expenses              1,051                 -              (17)             (119)               915
    Reserve for insurance claims                    13,037             6,596            1,972            (9,724)            11,881
    Reserve for post-retirement
      health care                                    8,727             1,036                -              (965)             8,798
    Reserve for employee benefits                    3,339             6,570                -            (5,069)             4,840
    Reserve for coal miners retiree
      health care                                    4,600                 -                -                 -              4,600
                                                   -------           -------           ------          --------            -------
    Total Other Reserves                           $30,754           $14,202           $1,955          $(15,877)           $31,034
                                                   =======           =======           ======          ========            =======

                    MIDLAND ENTERPRISES INC. AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                  (000 OMITTED)

                                                                     ADDITIONS                          DEDUCTIONS
                                                                   -------------                      --------------
                                                                                                        Charges
                                                                                                       for which
                                                   Balance           Charged          Charged           Reserves           Balance
                                                  Beginning          Costs &         to Other             Were             End of
                                                   Of Year          Expenses         Accounts           Created              Year
                                                   -------          --------         --------           -------              ----
1995
----

Allowances and reserves deducted
    from assets-
    Allowance for doubtful accounts                $   469           $   268                -          $   (52)            $   685
                                                   =======           =======           ======          ========            =======

Reserves included in liabilities
    Reserve for environmental expenses                 754                 -              297                 -              1,051
    Reserve for insurance claims                     8,809             8,063            5,876            (9,711)            13,037
    Reserve for post-retirement
      health care                                    8,713               910                -              (896)             8,727
    Reserve for employee benefits                    2,292             6,177              240            (5,370)             3,339
    Reserve for coal miners retiree
      health care                                        -             4,600                -                 -              4,600
                                                   -------            ------           ------          --------            -------
    Total Other Reserves                           $20,568           $19,750           $6,413          $(15,977)           $30,754
                                                   =======           =======           ======          ========            =======

================================================================================


No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                         TABLE OF CONTENTS

Available Information.................................       2
Incorporation of Certain Documents by
  Reference...........................................       2
Summary...............................................       3
Use of Proceeds.......................................       5
Capitalization........................................       5
Selected Financial Data...............................       6
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations.........................................       7
Business..............................................      10
Eastern Enterprises...................................      14
Description of the Bonds .............................      15
Underwriting..........................................      21
Validity of the Bonds.................................      22
Experts...............................................      22
Index to Financial Statements.........................     F-1


================================================================================




================================================================================




                                   $75,000,000



                            MIDLAND ENTERPRISES INC.



                       ___% First Preferred Ship Mortgage
                                 Bonds due 2018






--------------------------------------------------------------------------------

                                   PROSPECTUS

--------------------------------------------------------------------------------
















                          DONALDSON, LUFKIN & JENRETTE


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

       Securities and Exchange Commission registration fee.........................................         $ 22,125
       Printing and engraving......................................................................           27,000*
       Legal fees and expenses.....................................................................          100,000*
       Accounting fees and expenses................................................................           15,000*
       Blue Sky fees and expenses..................................................................           10,000*
       Rating Agency Fees..........................................................................           50,000*
       Charges of trustee, transfer agent and registrar............................................           14,500*
       Miscellaneous...............................................................................           10,000*
                                                                                                            ---------

                 Total.............................................................................         $248,625*
                                                                                                            =========

-------------
* Estimated

Item 15. Indemnification of Directors and Officers

     Article VIII of the Company's by-laws provides that the directors, officers, employees and agents of the Company shall be indemnified to the extent permitted by the Delaware General Corporation Law, as amended ("DGCL"). Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     Eastern maintains an insurance policy on behalf of the Company and its subsidiaries, and on behalf of their respective directors and officers, covering certain liabilities which may arise as a result of the actions or omissions of said directors and officers.

     The Underwriting Agreement provides that the Underwriter will indemnify the Company's directors, officers and controlling persons against certain liabilities, including certain liabilities under the Securities Act.

Item 16.  Exhibits.

Exhibit
Number                                                                  Description of Exhibit
------                                                                  ----------------------
1                                         Form of Underwriting Agreement.

4.1                                       Form of   % First Preferred Ship Mortgage Bond due 2018 (included in Exhibit
                                          4.2).

4.2                                       Form of Indenture of First Preferred Ship Mortgage from the Company to The
                                          Chase Manhattan Bank, as Trustee.


4.3                                       Form of Charter Agreement between the Company and Orgulf Transport Co.

4.4                                       Form of Assignment from the Company to The Chase Manhattan Bank, as
                                          Trustee.

5.1                                       Opinion of Ropes & Gray.

12                                        Statement re Computation of Ratio of Earnings to Fixed Charges.

23.1                                      Consent of Independent Public Accountants.

23.2                                      Consent of Ropes & Gray (included in Exhibit 5.1 hereto.)

23.3                                      Consent of Thompson Coburn.

24                                        Power of Attorney (included in the signature pages to the Registration Statement).

25                                        Statement of Eligibility and Qualification of Trustee.

Item 17. Undertakings

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Company hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information is required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 9133 shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on the 10th day of August, 1998.


                                    MIDLAND ENTERPRISES INC.

                                    By: /s/ R. Faillo
                                        ------------------------------
                                    Name:   R. Faillo

                                    Title: Vice President, Finance and Treasurer

                                POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of August, 1998. Each person whose signature appears below hereby authorizes and appoints Robert Faillo, Jean A. Scholtens and David B. Walek, and each of them, severally with full power of substitution, to execute in the name and on behalf of such person, any amendment or any post-effective amendment to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of such persons, with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with any exhibits thereto and other documents in connection therewith.


Signature                                                     Title
---------                                                     -----

/s/ R. R. Clayton                                             Director
-------------------------
R. R. Clayton

/s/ R. L. Doettling                                           Senior Vice President, Transportation Services and R.
-------------------------                                     Director
R. L. Doettling

/s/ R. Faillo                                                 Vice President, Finance and Treasurer (principal
-------------------------                                     financial and accounting officer)
R. Faillo

/s/ W. J. Flaherty                                            Director
-------------------------
W. J. Flaherty

/s/ S. A. Frasher                                             Senior Vice President, Operations and Director
-------------------------
S. A. Frasher

/s/ P. E. Hubbard                                             Senior Vice President, Sales and Marketing and Director
-------------------------
P. E. Hubbard

/s/ J. A. Ives                                                Director
-------------------------
J. A. Ives

/s/ F. C. Raskin                                              President and Director (principal executive officer)
-------------------------
F. C. Raskin

                                  EXHIBIT INDEX

Exhibit                                                                                                 Page
Number                                       Description of Exhibit                                     Number
------                                       ----------------------                                     ------

1                                  Form of Underwriting Agreement.

4.1                                Form of % First Preferred Ship
                                   Mortgage Bond due 2018 (included in
                                   Exhibit 4.2).

4.2                                Form of Indenture of First Preferred Ship Mortgage
                                   from the Company to The Chase Manhattan Bank,
                                   as Trustee.

4.3 Form of Charter Agreement between the Company and Orgulf Transport Co.

4.4                                Form of Assignment from the Company to
                                   The Chase Manhattan Bank, as Trustee.

5.1                                Opinion of Ropes & Gray.

12                                 Statement re Computation of Ratio of Earnings to
                                   Fixed Charges.

23.1                               Consent of Independent Public Accountants.

23.2                               Consent of Ropes & Gray (included in Exhibit 5.1 hereto.)

23.3                               Consent of Thompson Coburn.

24                                 Power of Attorney (included in the
                                   signature pages to the Registration
                                   Statement).

25                                 Statement of Eligibility and Qualification of Trustee.